EXHIBIT 99.2

CONSOLIDATED SIX-YEAR REVIEW

(millions of U.S. dollars, except per share amounts, ratios and miscellaneous data)	2008	2007(1)	2006(1)	2005	2004	2003
OPERATING RESULTS
Revenue	$7,366	$6,732	$6,519	$5,616	$5,270	$3,949
ADJUSTED EBITDA(2)	$441	$864	$624	$461	$570	$219
Operating income (loss)(2)	$44	$553	$(680)	$3	$265	$(94)
Net income (loss)	$(48)	$347	$(703)	$(101)	$253	$(14)
Adjusted net income (loss)(2)	$46	$324	$125	$26	$114	$(106)
Total assets	$4,034	$4,856	$4,100	$5,178	$5,047	$4,413

CAPITALIZATION
Current bank loans	$2	$3	$1	$1	$—	$—
Long-term debt(3)	1,650	1,794	1,779	1,973	1,649	1,682
Less: Cash and cash equivalents and restricted cash	(123)	(122)	(60)	(173)	(252)	(284)

Net debt(2)	$1,529	$1,675	$1,720	$1,801	$1,397	$1,398
Shareholders’ equity	914	1,101	546	1,215	1,484	1,301

Total capitalization net of cash and cash equivalents and restricted cash and other assets(2)(3)	$2,443	$2,776	$2,266	$3,016	$2,881	$2,699

CASH FLOW DATA
Cash provided by (used in) operating activities	$272	$329	$350	$338	$335	$(26)
Capital expenditures (net of project advances)	$166	$156	$198	$419	$227	$119

DATA PER COMMON SHARE
Net (loss) income
— Basic	$(0.57)	$4.19	$(8.52)	$(1.22)	$2.92	$(0.16)
— Diluted	$(0.57)	$4.16	$(8.52)	$(1.22)	$2.72	$(0.16)
Adjusted net income (loss)(2)
— Diluted	$0.55	$3.88	$1.52	$0.31	$1.19	$(1.22)

RATIOS
(Loss) return on average common equity(2)(4)	(4.4)%	43.2%	(55.6)%	(7.5)%	19.2%	(0.8)%
Net debt to total capitalization(2)	62.6%	60.3%	75.9%	59.7%	48.5%	51.8%

MISCELLANEOUS DATA
Employees at year-end(5)	2,850	2,820	3,300	3,600	4,100	4,300
Closing share price
— TSX ($Cdn)	$5.85	$32.27	$32.50	$38.81	$56.70	$35.04
— NYSE ($U.S.)	$4.77	$32.40	$27.90	$33.40	$47.30	$26.95

DIVIDENDS AND DISTRIBUTIONS
Common shares	$31	$31	$29	$27	$28	$25

(1)	In 2008, NOVA Chemicals reclassified prepaid expenses and rebate accruals for 2007 and 2006 from Accounts receivable to Prepaid and other assets and Accounts payable and accrued liabilities, respectively.

(2)	In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These measures do not have any standardized meaning prescribed by Canadian GAAP, and are, therefore, unlikely to be comparable to measures provided by other companies. Certain of these measures are defined on page 53 of the Management’s Discussion & Analysis.

(3)	Long-term debt includes current portion of long-term debt.

(4)	Net income (loss) divided by average common equity.

(5)	2008 and 2007 excludes approximately 450 NOVA Chemicals’ employees who have been transferred to INEOS NOVA.

73	Consolidated Six-Year Review

MANAGEMENT’S REPORT

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management’s responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management also is responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The business conduct policy and the code of ethics can be viewed on NOVA Chemicals’ website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals’ operations are conducted in conformity with the law and with a high standard of business conduct.

During the past year, we have directed efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The effectiveness of internal control over financial reporting has been subjected to audit by the shareholders’ auditors. As at year-end, we have reported that internal control over financial reporting is effective. In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002, NOVA Chemicals’ Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals’ annual disclosure document in the U.S. (Form 40-F). The same certification will be provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of independent directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

JEFFREY M. LIPTON	LARRY A. MACDONALD
Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 5, 2009
Calgary, Canada

Consolidated Financial Statements	74

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The following report is provided by management in respect of NOVA Chemicals’ internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934):

1.	NOVA Chemicals’ management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.

2.	Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals’ internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals’ internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals’ internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals’ internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3.	NOVA Chemicals’ Consolidated Financial Statements include the accounts of the INEOS NOVA joint venture via proportionate consolidation in accordance with Canadian GAAP. Management is unable to evaluate the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the right or authority to evaluate the internal controls of the joint venture and does not have the access necessary, in practice, to evaluate those controls. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2008 Consolidated Financial Statements of NOVA Chemicals included $526 million and $299 million of total and net assets, respectively, related to the INEOS NOVA joint venture as of December 31, 2008, and $1,845 million and $112 million of revenues and net loss, respectively, for the year then ended.

4.	Management has assessed the effectiveness of NOVA Chemicals’ internal control over financial reporting, as at December 31, 2008, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals’ internal control over financial reporting that have been identified by management.

5.	Ernst & Young LLP, who has audited the Consolidated Financial Statements of NOVA Chemicals for the year ended December 31, 2008, has also issued a report on internal controls under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 77 of this Annual Report.

JEFFREY M. LIPTON	LARRY A. MACDONALD
Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 5, 2009
Calgary, Canada

75	Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

We have audited the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2008 and 2007, and the related Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with Canadian Generally Accepted Accounting Principles.

As discussed in Note 2 to the Consolidated Financial Statements, in 2008 the Corporation made changes to its methods of accounting for inventories and its Deferred Share Units Plan, in 2007 made changes to its methods of accounting for stock-based compensation, financial instruments and hedges and also changed its presentation of equity and changes in equity, including reporting of comprehensive income. As discussed in Note 21 in 2007, the Corporation made changes to its methods of accounting for uncertainty in income taxes and defined benefit pension and other post-retirement plans. In addition as described in Note 19, the Corporation has restated its segment reporting for the year ended December 31, 2006.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), NOVA Chemicals Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
Chartered Accountants

March 5, 2009
Calgary, Canada

Consolidated Financial Statements	76

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS

Under Standards of the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

We have audited NOVA Chemicals Corporation (NOVA Chemicals or the Corporation) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NOVA Chemicals’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the INEOS NOVA joint venture, included in NOVA Chemicals’ 2008 Consolidated Financial Statements and constituting $526 million and $299 million of total and net assets, respectively, as of December 31, 2008, and $1,845 million and $112 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of NOVA Chemicals did not include an evaluation of the internal controls over financial reporting of the INEOS NOVA joint venture.

In our opinion, NOVA Chemicals maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2008 and 2007, and the Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 5 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
Chartered Accountants

March 5, 2009
Calgary, Canada

77	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

year ended December 31 (millions of U.S. dollars, except number of shares and per share amounts)	2008	2007	2006
Revenue	$7,366	$6,732	$6,519
Feedstock and operating costs (excluding depreciation)	6,852	5,597	5,662
Selling, general and administrative	225	200	202
Research and development	52	50	51
Foreign exchange gains (Note 20)	(117)	—	—
Restructuring charges (Note 13)	37	86	985
Depreciation and amortization	273	246	299

	7,322	6,179	7,199

Operating income (loss)	44	553	(680)

Interest expense, net (Note 8)	(156)	(175)	(168)
Other (losses) gains (Note 14)	(2)	20	1

	(158)	(155)	(167)

(Loss) income before income taxes	(114)	398	(847)
Income tax recovery (expense) (Note 15)	66	(51)	144

Net (loss) income	$(48)	$347	$(703)

Weighted-average number of common shares outstanding (millions)
— Basic	83	83	83
— Diluted	83	84	83
Net (loss) income per common share (Note 10)
— Basic	$(0.57)	$4.19	$(8.52)
— Diluted	$(0.57)	$4.16	$(8.52)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

year ended December 31 (millions of U.S. dollars)	2008	2007	2006
Net (loss) income	$(48)	$347	$(703)

Other comprehensive (loss) income:
Unrealized gain (loss) on available-for-sale securities, net of tax of $0	1	(1)	—
Unrealized (loss) gain on translation of self-sustaining foreign operations	(149)	235	54

	(148)	234	54

Comprehensive (loss) income	$(196)	$581	$(649)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Financial Statements	78

CONSOLIDATED BALANCE SHEETS

December 31 (millions of U.S. dollars)	2008	2007(1)
ASSETS
Current assets
Cash and cash equivalents	$74	$118
Accounts receivable (Note 3)	290	608
Inventories (Note 4)	529	882
Prepaid expenses and other assets	34	20
Future income taxes (Note 15)	68	—
Restricted cash (Note 8)	49	4

	1,044	1,632
Investments and other assets (Note 5)	182	177
Property, plant and equipment, net (Note 6)	2,808	3,047

	$4,034	$4,856

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans	$2	$3
Accounts payable and accrued liabilities (Note 7)	781	1,183
Long-term debt due within one year (Note 8)	380	254

	1,163	1,440
Long-term debt (Note 8)	1,270	1,540
Deferred credits and long-term liabilities (Note 9)	302	265
Future income taxes (Note 15)	385	510

	3,120	3,755

SHAREHOLDERS’ EQUITY
Common shares	508	505
Contributed surplus	25	27
Accumulated other comprehensive income	464	612
Deficit	(83)	(43)

	914	1,101

	$4,034	$4,856

Contingencies and commitments (Notes 8, 18 and 20)

(1)	In 2008, NOVA Chemicals reclassified certain balance sheet amounts. The prior period was restated. See Notes 2, 3 and 7.

On behalf of the board:

KERRY L. HAWKINS	JEFFREY M. LIPTON
Director	Director

See accompanying Notes to Consolidated Financial Statements.

79	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

year ended December 31 (millions of U.S. dollars)	2008	2007	2006(1)
OPERATING ACTIVITIES
Net (loss) income	$(48)	$347	$(703)
Depreciation and amortization	273	246	299
Future income tax recovery (Note 15)	(123)	(58)	(219)
Other losses (gains) (Note 14)	2	(20)	(1)
Stock option expense (Note 11)	2	2	8
Unrealized loss (gain) on derivatives	87	(21)	20
Unrealized foreign exchange gain	(119)	—	—
Non-cash restructuring charges (Note 13)	25	61	907

	99	557	311

Changes in non-cash working capital:
Accounts receivable	281	(53)	50
Inventories	317	(232)	11
Future income taxes	(68)	—	—
Other current assets	(40)	(4)	(2)
Accounts payable and accrued liabilities	(354)	176	(57)

	136	(113)	2

Changes in non-current assets and liabilities	37	(115)	37

Cash provided by operating activities	272	329	350

INVESTING ACTIVITIES
Proceeds on sales of assets, investments and other capital transactions	—	6	3
Property, plant and equipment additions	(166)	(156)	(198)
Turnaround costs, long-term investments and other assets	(44)	(42)	(48)
Acquisition of production rights	—	(30)	—

Cash used in investing activities	(210)	(222)	(243)

FINANCING ACTIVITIES
(Decrease) increase in current bank loans	(1)	2	—
Increase (decrease) in revolving debt	37	(4)	108
Long-term debt additions	1	1	5
Long-term debt repayments	(128)	(12)	(308)
Affiliate long-term notes	—	—	3
Common shares issued	3	8	3
Options retired for cash (Note 11)	—	(6)	(2)
Common share dividends	(31)	(31)	(29)

Cash used in financing activities	(119)	(42)	(220)

Increase in cash due to exchange rates	13	—	—

(Decrease) increase in cash and cash equivalents	(44)	65	(113)
Cash and cash equivalents, beginning of year	118	53	166

Cash and cash equivalents, end of year	$74	$118	$53

Cash tax payments, net of refunds	$47	$62	$53
Cash interest payments	$190	$172	$168

(1)	In 2008, NOVA Chemicals reclassified certain balance sheet amounts. The prior periods were restated. See Notes 2, 3 and 7.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Financial Statements	80

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

year ended December 31 (millions of U.S. dollars)	2008	2007	2006
Common shares
Balance at beginning of year	$505	$497	$494
Common shares issued	3	8	3

Balance at end of year	$508	$505	$497

Contributed surplus
Balance at beginning of year	$27	$25	$16
Contribution of post-retirement plans to INEOS NOVA (Note 16)	(4)	—	—
Stock option compensation cost	2	2	9

Balance at end of year	$25	$27	$25

Reinvested (deficit) earnings
Balance at beginning of year	$(43)	$(354)	$381
Net (loss) income	(48)	347	(703)
Adoption of inventory full costing (Note 2)	39	—	—
Common share dividends	(31)	(31)	(29)
Stock options retired for cash	—	(5)	(3)

Balance at end of year	$(83)	$(43)	$(354)

Accumulated other comprehensive income
Balance at beginning of year	$612	$378	$324
Other comprehensive (loss) income:
Unrealized (loss) gain on translation of self-sustaining foreign operations	(149)	235	54
Unrealized gain (loss) on available-for-sale securities	1	(1)	—

Balance at end of year	$464	$612	$378

Total shareholders’ equity	$914	$1,101	$546

Common shares(1)
Balance at beginning of year	83,054,528	82,561,272	82,364,899
Common shares issued for cash on exercise of stock options (Note 11)	105,197	357,683	129,007
Common shares issued as share appreciation rights on exercise of stock options (Note 11)	1,164	135,573	67,366

Balance at end of year(2)	83,160,889	83,054,528	82,561,272

(1)	Unlimited number of authorized voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. Currently only common shares are issued and outstanding.

(2)	Stated common share capital for legal purposes at Dec. 31, 2008, 2007 and 2006 was $1,643 million, $1,640 million and $1,632 million, respectively.

See accompanying Notes to Consolidated Financial Statements.

81	Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in U.S. dollars, unless otherwise noted.

1. BASIS OF PRESENTATION

NOVA Chemicals is incorporated under the laws of the Canada Business Corporations Act. Where used in these financial statements, “NOVA Chemicals” or “the Corporation” or “the Company” means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with affiliate, “affiliate” means INEOS NOVA (see Note 5 on page 95 and other joint ventures. These transactions arise from business conducted between NOVA Chemicals and INEOS NOVA and other joint ventures.

These Consolidated Financial Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 21, “United States Generally Accepted Accounting Principles” (U.S. GAAP).

The Corporation reports its Consolidated Financial Statements in U.S. dollars. The Corporation used the Canadian dollar as its functional currency for its Canadian operations from inception of the Company to Sep. 30, 2008. Effective Oct. 1, 2008, NOVA Chemicals changed its functional currency to the U.S. dollar (see Note 2).

The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include the following: the estimated useful lives of assets; the recoverability of tangible assets; certain actuarial and economic assumptions used in determining defined benefit plan costs, accrued benefit obligations and pension plan assets; estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations; assumptions used in impairment calculations for property, plant and equipment; estimates for allowance for doubtful accounts; assumptions used in estimating the net realizable value of inventory; and the estimated tax valuation allowance and tax reserve.

Refer to Note 23 for significant events subsequent to Dec. 31, 2008 which have impacted the Corporation’s liquidity and future outlook.

Notes to Consolidated Financial Statements	82

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CHANGES IN ACCOUNTING POLICIES

Description	Date of adoption	Impact
CANADIAN GAAP

Canadian Institute of Chartered Accountants (CICA) 1535, Capital Disclosures, specifies disclosures of (1) information about the entity’s objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.	Jan. 1, 2008	Disclosure only, see Note 20

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.	Jan. 1, 2008	No material impact

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 — Property, Plant and Equipment, was amended to reflect this change).

NOVA Chemicals’ inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning Jan. 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

	Jan. 1, 2008	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)

83	Notes to Consolidated Financial Statements

Description	Date of adoption	Impact
Emerging Issues Committee (EIC) 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855, Financial Instruments – Recognition and Measurement to define or apply the term “routinely denominated in commercial transactions around the world” when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	Jan. 1, 2008	No material impact

EIC 172, Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income provides the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in Other Comprehensive Income (OCI), should be recognized in income. This abstract will also apply in other circumstances when an unrealized gain is recognized in OCI.	Sep. 30, 2008	No material impact

Amendments to CICA 3855, Financial Instruments — Recognition and Measurement, and CICA 3862, Financial Instruments — Disclosures, permits reclassification of financial assets in specified circumstances. The amendments are intended to ensure consistency of Canadian GAAP with IFRS and US GAAP and allow entities to move financial assets out of categories that require fair value changes to be recognized in net income. These assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.	Effective for reclassifications made on or after July 1, 2008	No material impact

CICA 1506, Changes in Accounting Policies and Estimates and Errors provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.	Jan. 1, 2007	No material impact

Notes to Consolidated Financial Statements	84

Description	Date of adoption	Impact
CICA 1530, Comprehensive Income establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals’ net income (loss) and OCI. OCI includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Comprehensive Income (Loss).	Jan. 1, 2007	Disclosure only

CICA 3251, Equity establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders’ Equity.	Jan. 1, 2007	Disclosure only

CICA 3862, Financial Instruments — Disclosure and CICA 3863, Financial Instruments — Presentation replace CICA Section 3861, Financial Instruments — Disclosure and Presentation and revises and enhances the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals chose to early adopt these new standards.	Dec. 31, 2007	Disclosure only

85	Notes to Consolidated Financial Statements

Description	Date of adoption	Impact
CICA 3855, Financial Instruments — Recognition and Measurement is intended to harmonize Canadian, U.S. and International Financial Reporting Standards (IFRS) and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals’ expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals’ policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are	Jan. 1, 2007	Because the standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of Jan. 1, 2007). Also, certain investments in non-affiliated entities classified as available- for-sale are now measured at fair value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material.

CICA 3865, Hedges replaces and expands AcG-13, Hedging Relationships and the hedging guidance in CICA 1650, Foreign Currency Translation and sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item.	Jan. 1, 2007	On Jan. 1, 2007, NOVA Chemicals has reclassified, on a prospective basis from various current and long-term liability accounts to Long- term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.

Notes to Consolidated Financial Statements	86

Description	Date of adoption	Impact

EIC 166, Accounting Policy for Transaction requires an entity to disclose the accounting policy for transaction costs for all financial assets and liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset or liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sept. 30, 2007. NOVA Chemicals’ accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.	Sep. 30, 2007	No material impact

EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date clarifies inconsistencies regarding accounting for stock-based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard has resulted in acceleration of the recognition of stock-based compensation expenses.	Dec. 31, 2006	Prior periods presented have been retroactively adjusted, reducing net loss in 2005 by $3 million ($0.04 per share diluted).

Measurement Date. Effective Jan. 1, 2006, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from Nov. 30 to Dec. 31. This change in measurement date has been used consistently in 2007 and 2008.	Jan. 1, 2006	No material impact

CASH AND CASH EQUIVALENTS

Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents and are recorded at cost, which approximates current market value.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. NOVA Chemicals maintains an allowance for doubtful accounts for estimated losses of accounts that may become uncollectible. The allowance is based on the Corporation’s historical percentage of uncollectible accounts, current delinquent customer accounts and management’s assessment of the current business environment and its potential impact on the Corporation’s customers. NOVA Chemicals considers a receivable delinquent if it is unpaid after the terms of the related invoice have expired. The allowance is evaluated quarterly based on a review of the aged receivables. Accounts receivable are written off to the allowance account at the time a customer receivable is known to be uncollectible or are written down to their estimated net realizable value if not collectible in full.

87	Notes to Consolidated Financial Statements

FOREIGN CURRENCY TRANSLATION

NOVA Chemicals’ financial results are impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, the Corporation’s operations were considered self-sustaining and were translated into U.S. dollars using the current rate method. Resulting translation gains or losses were deferred in Accumulated Other Comprehensive Income (AOCI) until there was a realized reduction of the net investment in the foreign operations. In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture’s reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian operations are predominately U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian operations. The translated amounts on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI. See Note 20 for impacts of the change in functional currency.

Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to Oct. 1, 2008, these transaction gains and losses were recorded in Feedstock and operating costs and Selling, general and administrative expenses in the Consolidated Statements of Income (Loss). After Oct. 1, 2008, these transaction gains and losses are recorded in Foreign exchange gains in the Consolidated Statements of Income (Loss).

DERIVATIVE INSTRUMENTS

The Corporation sells petrochemical products at prices denominated in various currencies; purchases energy commodities; invests in foreign operations; issues short- and long-term debt, including amounts in foreign currencies; and utilizes a number of stock-based compensation plans. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices, interest rates and common stock prices. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate and stock price volatility risks. NOVA Chemicals enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty’s credit rating. The Company has not experienced any credit losses on derivatives during the three-year period ended Dec. 31, 2008. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action is determined. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation periodically manages its exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

Notes to Consolidated Financial Statements	88

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

Equity forward contracts are used to manage exposures to fluctuations in the Corporation’s stock-based compensation costs, as the costs of the plans vary with changes in the market price of the underlying common shares.

Changes in the fair value of derivative instruments are reported in income or OCI, depending on the use of the derivative and whether it is designated and qualifies for hedge accounting treatment under the provisions of CICA 3865, Hedges. Unrealized gains and losses on derivative instruments designated and qualifying as cash flow hedges are recorded in OCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of the Company’s net investment in foreign operations are recorded in OCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss) in the same accounting period. Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in Feedstock and operating costs on the Consolidated Statements of Income (Loss).

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized on the balance sheet when NOVA Chemicals becomes a party to a financial instrument. Financial instruments also include derivatives. Financial assets and liabilities are divided into the following categories:

Held for trading financial assets and liabilities are measured at fair value and all gains (losses) are recognized in net income (loss) in the period in which they arise. Financial and non-financial derivative instruments are classified as held for trading and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals’ expected purchase, sale and usage requirements. Certain derivatives embedded in non-derivative contracts are also measured at fair value. This category includes Cash and cash equivalents and derivative instruments included in Accounts receivable, Investments and other assets, Accounts payable and accrued liabilities and Deferred credits and long-term liabilities.

Loans and receivables are financial assets with fixed or determinable payments, which are not quoted in an active market and are not derivatives, debt securities or financial assets designated as available-for-sale or held for trading upon initial recognition. Loans and receivables are initially valued at fair value and subsequently measured at amortized cost which approximates fair value. Included in this category are trade accounts receivable, advances receivable from affiliates and other receivables (all included in Accounts receivable), other assets included in Prepaid expenses and other assets and Restricted cash.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for sale upon initial recognition, or that are not classified as loans and receivable, held-to-maturity investments or held for trading. Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recognized in OCI and only are recognized in net income (loss) when the asset is disposed or to reflect an impairment. Available-for-sale financial assets are included in Investments and other assets.

89	Notes to Consolidated Financial Statements

Held-to-maturity investments consist of non-derivative financial assets with fixed or determinable payments and a fixed maturity that NOVA Chemicals has the positive intention and ability to hold to maturity and which do not fall under other categories listed above. These investments are initially recorded at fair value and subsequently measured at amortized cost. NOVA Chemicals has no financial assets that are included in this category.

Other financial liabilities are initially valued at fair value and subsequently measured at amortized cost. This category includes trade accounts payable, other accounts payable and certain accrued liabilities included in Accounts payable and accrued liabilities, Bank loans (lines of credit), certain long-term liabilities included in Deferred credits and long-term liabilities and long-term debt.

Transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held for trading, in which case the transaction costs are recognized immediately in net income (loss).

INVENTORIES

NOVA Chemicals carries inventories at the lower of cost or net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale. Cost is determined on a first-in, first-out (FIFO) basis. Beginning Jan. 1, 2008, the cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed and variable production overheads that are incurred in converting the materials into finished goods. Other costs may include non-production overheads or the costs of designing products for specific customers. Financing costs are not included in production costs. Prior to Jan. 1, 2008, there was no allocation of fixed production overhead to inventory.

INVESTMENTS

Investments in debt and marketable equity securities, including warrants, are classified as trading, available-for-sale or held- to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income (loss). Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in OCI. Those classified as held-to-maturity are recorded at amortized cost. Investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. Investments are assessed annually for potential impairment.

JOINT VENTURES

NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro-rata share of the joint venture’s assets, liabilities, revenues, expenses and cash flows.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

NOVA Chemicals’ PP&E primarily consists of land, buildings and manufacturing equipment for producing petrochemicals. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

The Corporation periodically reviews the carrying value of PP&E for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its fair value.

DEPRECIATION

Buildings are depreciated on a straight-line basis over twenty years, and equipment is depreciated on a straight-line basis generally between three and twenty years, depending on the type of equipment. These rates are designed to write-off assets to their salvage values over their estimated useful lives.

Notes to Consolidated Financial Statements	90

DEFERRED START-UP COSTS

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized on a straight-line basis over a five-year period, commencing on the date of commercial service.

LEASES

Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to the Corporation are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified as PP&E. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest, and are classified as long-term debt.

INCOME TAXES

The liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Periodically, future tax assets are evaluated as to the likelihood of their realization. In instances where it is not more likely than not that the future tax asset will be realized, a valuation allowance is recorded to reduce all or a portion of the future tax asset to its estimated realizable amount. Changes in the valuation allowance are recorded as a component of income tax expense or recovery.

ASSET RETIREMENT OBLIGATIONS

An asset retirement obligation represents a legal obligation associated with the retirement of PP&E that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the PP&E and depreciated over its useful life. NOVA Chemicals’ asset retirement obligations primarily are associated with closure of certain assets used in the chemicals manufacturing process.

EMPLOYEE FUTURE BENEFITS

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as employees provide services. Adjustments arising from plan amendments, as well as transitional pension assets or obligations, are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over the EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. In the event that curtailments and settlements occur in the same period, curtailment accounting is performed before settlement accounting. For purposes of calculating the expected return on plan assets, pension assets are valued at fair value. Liabilities are measured at market discount rates that reflect the yield at the latest measurement date on a portfolio of high quality corporate bonds of similar duration as the Corporation’s pension liabilities.

The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with all plan agreements.

Post-Retirement Benefits Other Than Pensions. In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

91	Notes to Consolidated Financial Statements

STOCK-BASED COMPENSATION

The Corporation uses the fair-value based method of accounting for equity-settled, stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-based award. Amounts related to compensation costs are initially credited to contributed surplus and then transferred to common shares upon exercise of options or reinvested earnings (deficit) upon cancellation or retirement of options.

The Corporation uses the liability method of accounting for cash-settled, stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted are marked to market each period based on the value of NOVA Chemicals’ common stock as reported on the Toronto or New York Stock Exchanges, as applicable. Changes in value are recorded in income (loss) over the service period or for vested units as such changes arise.

DEFERRED SHARE UNIT PLANS

Units issued under these plans are calculated based on annual management incentive awards or director fees. Prior to Oct. 1, 2008, the cost of the units earned was expensed as employees and directors provided services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals’ common stock value were amortized on a straight-line basis over the EARSL of individuals participating in the plans. Beginning Oct. 1, 2008, units granted are marked to market each period based on the average value of NOVA Chemicals’ common stock as reported on the Toronto or New York Stock Exchanges, as applicable, for the last five trading days prior to the end of the period. Changes in the market value of the units are recorded in income (loss) each period and resulted in $16 million before-tax ($13 million after-tax or $0.16 per share) of income in the fourth quarter of 2008. The prior periods were not restated as the amount was deemed to be immaterial.

EARNINGS PER SHARE

The treasury stock method is used to calculate diluted earnings per share. Under this method, the incremental number of common shares outstanding for the diluted earnings per share calculation is determined assuming that the proceeds from exercise of dilutive options are used to repurchase common shares at the average market price during the period.

SECURITIZATIONS

Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchasers. Transactions recorded in this manner result in the removal of the sold assets from the Corporation’s balance sheet. Interest paid, net of servicing fees, on the portfolio of sold receivables is recorded as interest expense.

REVENUE RECOGNITION

The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement; title and risk of loss has been transferred; and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

RESEARCH AND DEVELOPMENT

Expenditures associated with research and development activities are expensed as incurred.

INVESTMENT TAX CREDITS

The Corporation accounts for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

In 2008, NOVA Chemicals reclassified prepaid expenses of $20 million and rebate accruals of $20 million for 2007 from Accounts Receivable to Prepaid expenses and other assets and Accounts payable and accrued liabilities, respectively (see Notes 3 and 7).

Notes to Consolidated Financial Statements	92

3. ACCOUNTS RECEIVABLE

December 31 (millions of dollars)	2008	2007
Trade(1)(2)	$125	$385
Affiliate trade(1)	13	44

	138	429
Allowance for doubtful accounts(1)	(14)	(5)

	124	424
Trade accruals(1)	79	75
Recoverable taxes	14	16
Fair value of commodity-based derivatives(3)	—	14
Fair value of foreign currency swaps(3)	—	1
Other(1)(4)	2	10
Due from affiliate(1)(5)	—	62

	219	602
Income taxes receivable	71	6

	$290	$608

(1)	Classified as loans and receivables. See Note 20.

(2)	2007 was restated to reclassify $(20) million to Accounts payable and accrued liabilities. See Notes 2 and 7.

(3)	Classified as held-for-trading. See Note 20.

(4)	2007 was restated to reclassify $20 million to Prepaid expenses and other assets. See Note 2.

(5)	2007 includes $60 million in unsecured notes receivable bearing interest at 4.5% per annum. In 2008, this note receivable was reclassified to Investments and other assets. See Note 5.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

NOVA Chemicals

The Corporation sells undivided interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser’s financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis, plus a margin that varies with the Corporation’s interest coverage ratio. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by the Corporation to a maximum amount equal to the lesser of eligible receivables or $300 million (2007 and 2006 – $350 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates and other non-cash reductions). The accounts receivable programs expire on June 30, 2010. These programs are governed by the same financial covenants as two of the revolving credit facilities (see Note 8).

On Feb. 13, 2009, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. See Note 23 in the Notes to Consolidated Financial Statements.

Information regarding the Corporation’s securitization programs is as follows:

December 31 (millions of dollars, unless otherwise noted)	2008	2007	2006
Amount sold at end of year	$175	$264	$247
Loss, dilution and other reserves (as a % of eligible accounts receivable)	22%	23%	22%
Interest expense, net of servicing fees	$10	$20	$14

93	Notes to Consolidated Financial Statements

One of the Corporation’s securitization programs involves the use of a special purpose entity (SPE). In that program, the Corporation sells certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is legally separate from the Corporation. The assets of the SPE (including the receivables transferred to it) are not available to creditors of the Corporation, and the transferred receivables are legally not an asset of the Corporation.

Information regarding the cash flows between the Corporation and the SPE are as follows:

December 31 (millions of dollars)	2008	2007	2006
Proceeds from (repayment of) new securitizations	$(44)	$(23)	$(2)
Proceeds from collections reinvested in revolving period securitizations(1)	$1,809	$1,800	$1,993
Servicing fees received(2)	$2	$2	$2
Other cash flows received(3)	$538	$598	$530

(1)	Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

(2)	Servicing fees are considered to be immaterial on an annual basis and as such are recorded as received.

(3)	Sales proceeds from trade receivables that are ineligible under the terms of the banks securitization agreement due to items such as age.

INEOS NOVA JOINT VENTURE (NORTH AMERICA)

INEOS NOVA entered into a $150 million accounts receivable securitization program in North America during the third quarter of 2008 which will expire in July 2010. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals’ Consolidated Financial Statements.

Information regarding NOVA Chemicals’ share of INEOS NOVA’s North American securitization program is as follows:

December 31 (millions of dollars)	2008
Amount sold at end of year	$27
Interest expense	$1

INEOS NOVA JOINT VENTURE (EUROPE)

In 2006, the INEOS NOVA joint venture (formerly NOVA Innovene) entered into an accounts receivable securitization program for the sale of its European trade receivables to a maximum of 120 million euros. This program expires in November 2011. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals’ Consolidated Financial Statements.

Information regarding NOVA Chemicals’ share of INEOS NOVA’s European securitization program is as follows:

December 31 (millions of euros)	2008	2007
Amount sold at end of year	€25	€37
Interest expense	€3	€5

As of Dec. 31, 2008, INEOS NOVA was in compliance with its securitization programs’ covenants.

Notes to Consolidated Financial Statements	94

4. INVENTORIES

December 31 (millions of dollars)	2008	2007
Materials and supplies	$45	$51
Raw materials	218	474
Finished goods	266	357

	$529	$882

year ended December 31 (millions of dollars)	2008
Cost of inventories included in Feedstock and operating costs and Depreciation and amortization(1)	$7

(1)	Refer to accounting policy on Inventories in Note 2.

In 2008, there were significant decreases in the prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at NOVA Chemicals’ Corunna facility. As a result, Corunna’s commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory have been written down to their estimated net realizable values, and a charge of $129 million was recorded in Feedstock and operating costs in 2008.

5. INVESTMENTS AND OTHER ASSETS

December 31 (millions of dollars)	2008	2007
Investments(1)	$27	$30
Advances receivable from affiliate(2)(3)	57	15
Other assets(4)	98	132

	$182	$177

(1)	Includes an investment of $15 million (2007 – $15 million) in an affiliated special purpose entity with respect to the accounts receivable securitization program described in Note 3. Also includes an $11 million (2007 – $11 million) investment in sEnergy, classified as available-for-sale securities with no published market price and recorded at cost and other miscellaneous investments classified as available-for-sale securities with no published market price and recorded at cost. In 2008, an impairment charge of $5 million was charged to Restructuring charges (see Note 13) for the investment in common shares of Envirokare Tech Inc. In 2007, NOVA Chemicals investment in common shares of Envirokare Tech, Inc. was $4 million, classified as available-for-sale securities and recorded at fair market value.

(2)	$5 million (2007 – $5 million) of the advances is subordinated to certain notes receivable.

(3)	Classified as loans and receivables. See Note 20.

(4)	See schedule of Other Assets below.

OTHER ASSETS

Other assets are comprised of the following:

December 31 (millions of dollars)	2008	2007
Pension asset (Note 16)	$55	$54
Other assets and deferred costs	12	31
Deferred start-up costs(1)	18	27
Note receivable(2)(3)	13	13
Fair value of commodity-based derivatives(4)	—	7

	$98	$132

(1)	Start-up costs consist of the unamortized portion of costs incurred in 2006 and 2005 associated with the start-up of the Corunna facility after the maintenance turnaround and expansion and modernization project, as well as the unamortized portion of operating costs, net of incidental revenues, incurred during the pre-operating period on constructed assets at Joffre, Alberta.

(2)	Note receivable in connection with the sale of the Chesapeake, Virginia, facility in 2007. The note bears interest at 8.75%, requires a balloon payment in November 2012 and is secured by the Chesapeake, Virginia, facility.

(3)	Classified as loans and receivables. See Note 20.

(4)	Classified as held-for-trading. See Note 20.

95	Notes to Consolidated Financial Statements

JOINT VENTURES

On Oct. 1, 2005, the Corporation contributed its European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene (now INEOS) in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals’ contributed plants and INEOS’ contributed plants. NOVA Chemicals accounted for its contribution to the joint venture as an exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar productive assets of INEOS. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

On Oct. 1, 2007, NOVA Chemicals’ expanded its existing 50:50 European joint venture with INEOS (renamed INEOS NOVA joint venture), to include NOVA Chemicals’ STYRENIX assets and other North American styrenic polymer assets and INEOS’ North American styrene monomer and styrenic polymer assets. The Corporation contributed its STYRENIX property, plant and equipment with a book value of $250 million and other North American styrenic polymer assets and working capital with a book value of $150 million to the joint venture in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals’ contributed plants and INEOS’ contributed plants. The exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar assets of INEOS was recorded at the carrying value of the assets given up, with no gain or loss recognized.

Prior to expanding the INEOS NOVA joint venture, NOVA Chemicals sold to the European joint venture 50% of its styrene monomer requirements and certain styrenic polymer products for distribution in Europe. During 2007 and 2006, NOVA Chemicals recognized revenues of $207 million and $254 million, respectively, from the sale of these products to the European joint venture.

Subsequent to expanding the INEOS NOVA joint venture, NOVA Chemicals sells benzene and ethylene to the joint venture for use in manufacturing styrene monomer. During 2008 and 2007, NOVA Chemicals recognized revenues of $328 million and $76 million, respectively, from the sale of these products to the joint venture.

NOVA Chemicals has provided a guarantee of $25 million to a financial institution to secure various obligations of the INEOS NOVA joint venture.

In 2006, the Corporation formed a 50:50 joint venture with Dietrich Metal Framing (a Worthington Industries company) called Accelerated Building Technologies, LLC (ABT). This joint venture develops and manufactures durable, energy-saving composite construction products and systems using NOVA Chemicals’ expandable polystyrene (EPS) technology and steel. Each party contributed cash and/or equipment of $1 million to form the joint venture. NOVA Chemicals intends to acquire Dietrich’s 50% interest in ABT. NOVA Chemicals is reviewing this proposed acquisition with International Petroleum Investment Company (IPIC) pending closing of the Arrangement.

On Oct. 1, 2005, the Corporation and Grupo IDESA formed a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture produces EPS from an existing Grupo IDESA facility for construction and packaging applications in the growing Mexican market. It also produces applications such as insulating concrete forms (ICFs) and distributes INEOS NOVA’s solid polystyrene in Mexico.

In addition to its interests in recently formed joint ventures, NOVA Chemicals owns a 50% interest in the Joffre E3 ethylene plant, a 50% interest in LRM Industries, LLC (a 50:50 joint venture with Envirokare Composite Corp. (a subsidiary of Envirokare Tech Inc.) and a 20% interest in a cogeneration facility located at Joffre, Alberta.

On May 1, 2008, NOVA Chemicals signed a letter of intent with Reliance Industries Limited to form a building and construction joint venture. The proposed new joint venture plans to leverage NOVA Chemicals’ green building and construction technology to design, engineer and build a range of high-efficiency structures for the Indian sub-continent. The proposed joint venture is on hold until the potential transaction with IPIC is completed (see Note 23 Subsequent Events). Through December 31, 2008, NOVA Chemicals has contributed $8 million to the proposed joint venture.

Notes to Consolidated Financial Statements	96

The following is summarized financial information for NOVA Chemicals’ interests in its joint ventures:

year ended December 31 (millions of dollars)	2008	2007	2006
Revenue	$2,393	$1,480	$1,099
Operating expenses, depreciation and income taxes	(2,387)	(1,430)	(1,043)
Net income	$6	$50	$56

December 31 (millions of dollars)	2008	2007	2006
Current assets	$262	$691	$240
Plant, property and equipment and other assets	717	829	547
Current liabilities	(138)	(554)	(187)
Long-term liabilities	(151)	(53)	(68)

Venturers’ equity	$690	$913	$532

year ended December 31 (millions of dollars)	2008	2007	2006
Cash inflows (outflows) from:
Operating activities	$150	$139	$49
Financing activities	$(8)	$(8)	$(10)
Investing activities	$(2)	$(48)	$32

6. PROPERTY, PLANT AND EQUIPMENT

December 31 (millions of dollars)	2008(1)	2007(1)
Plant and equipment	$6,317	$6,887
Assets under capital lease	19	24
Land	25	26
Assets under construction(2)	192	195

	6,553	7,132
Accumulated depreciation(3)	(3,745)	(4,085)

	$2,808	$3,047

(1)	See Note 8 for discussion of the collateral provided under the committed credit facility.

(2)	Assets under construction are not depreciated until they are available for commercial production.

(3)	Accumulated depreciation for plant and equipment at Dec. 31, 2008, was $3,736 million (Dec. 31, 2007 –$4,077 million). Accumulated depreciation for assets under capital lease at Dec. 31, 2008, was $9 million (Dec. 31, 2007 – $8 million).

During 2004, the Corporation sold its 100% interest in an ethylene delivery system in Alberta and entered into a pipeline transportation agreement to lease back the pipeline. Net cash proceeds of $19 million were received from the sale, resulting in a gain of $19 million. The gain realized on the sale has been deferred (see Note 9) and is being amortized to income on a straight-line basis over the term of the pipeline transportation agreement, which expires in 2016.

97	Notes to Consolidated Financial Statements

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31 (millions of dollars)	2008	2007
Accounts payable
Trade(1)	$397	$632
Accrued taxes	7	15
Other(1)	18	34

	422	681

Accrued liabilities
Accrued mark-to-market liability on equity derivative(2)	118	19
Pension and post-retirement benefit obligations (Note 16)	40	26
Interest(1)	24	51
Fair value of commodity-based derivatives(2)(3)	12	1
Dividends(1)	7	8
Income taxes payable	7	—
Advances and notes due to affiliate(1)	6	32
Deferred share unit plan obligations (Note 12)	3	22
Deferred gain on sale of asset(4)	2	3
Restricted stock unit plan obligations (Note 11)	1	7
Notes payable(1)(5)	1	43
Equity appreciation plan obligations (Note 11)	—	27
Deferred revenue	—	17
Trade accruals and other accrued liabilities(1)(6)	138	246

	359	502

	$781	$1,183

(1)	Classified as other financial liabilities. See Note 20.

(2)	Classified as held-for-trading. See Note 20.

(3)	Balance at Dec. 31, 2008 is net of a $5 million margin call.

(4)	Represents the current portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership. The deferred gain is being recognized in income (loss) on a straight-line basis over the 20-year storage contract entered into immediately following the sale.

(5)	2007 includes $43 million of unsecured notes payable, bearing interest at 4.5% per annum.

(6)	2007 was restated to reclassify $20 million from Accounts receivable. See Notes 2 and 3.

Notes to Consolidated Financial Statements	98

8. LONG-TERM DEBT

December 31 (millions of dollars, unless otherwise noted)		2008		2007
	MATURITY	AMOUNT	WEIGHTED- AVERAGE YEAR-END INTEREST RATE	AMOUNT	WEIGHTED- AVERAGE YEAR-END INTEREST RATE
Revolving credit facilities(1)	2009 – 2013	$143	3.7%	$106	7.1%
Unsecured debentures and notes(1)	2010 – 2025	1,104	6.6%	1,278	7.4%
Medium-term notes(1)	2009	250	7.4%	250	7.4%
Preferred shares(1)	2009	126	3.9%	126	6.9%
Other unsecured debt(2)	2009 – 2020	34	5.7%	40	7.8%
Transaction costs and other(3)		(7)	—	(6)	—

		1,650		1,794
Less amounts due within one year		(380)		(254)

		$1,270		$1,540

(1)	Classified as other financial liabilities (excluding obligations under capital leases 2008 – $16 million and 2007 – $18 million). See Note 20.

(2)	Composed primarily of non-recourse joint venture secured debt (2008 – $17 million and 2007 – $22 million), whereby security is limited to NOVA Chemicals’ net investment in the Joffre co-generation joint venture, and obligations under capital leases (2008 – $16 million at 2.69% and 2007 – $18 million at 6.85%). The non-recourse joint venture debt is classified as other financial liabilities. See Note 20.

(3)	Certain deferred debt discount and issuance costs and deferred gains on interest swaps have been reclassified as of Jan. 1, 2007, on a prospective basis in accordance with CICA Section 3855. See Note 2.

UNSECURED DEBENTURES AND NOTES

The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation.

Terms of the outstanding unsecured debentures and notes are as follows:

December 31 (millions of dollars, unless otherwise noted)		2008	2007
MATURITY	STATED INTEREST RATE
2010(1)	7.85%	$204	$253
2012(2)	6.5%	400	400
2013(2)	Floating (3)	400	400
2025(4)	7.875%	100	100
2028(5)	7.25%	—	125

		$1,104	$1,278

(1)	$250 million Canadian dollars; callable at the option of the Corporation at any time.

(2)	Callable at the option of the Corporation at any time.

(3)	LIBOR + 3.125%; 5.72% at Dec. 31, 2008 (7.8625% at Dec. 31, 2007).

(4)	Callable at the option of the Corporation on or after Sep. 15, 2005.

(5)	Redeemed at the option of the holders on Aug. 15, 2008.

REVOLVING CREDIT FACILITIES

As of Dec. 31, 2008, the Corporation had $683 million of revolving credit facilities which expire on the following dates: $68 million on Mar. 31, 2009; $65 million on Mar. 20, 2010; $350 million on June 30, 2010; $100 million on Mar. 20, 2011; and $100 million expiring as follows: $30 million on Mar. 20, 2010; $30 million on Sep. 20, 2011; and $40 million on Sep. 20, 2013. As of Dec. 31, 2008, NOVA Chemicals had utilized $184 million of the facilities, of which $40 million was in the form of letters of credit.

99	Notes to Consolidated Financial Statements

As of Dec. 31, 2007, the Corporation had $590 million of revolving credit facilities which had the following expiration dates: $100 million on Mar. 31, 2008; $65 million on Mar. 20, 2010; $325 million on June 30, 2010; and $100 million on Mar. 20, 2011. As of Dec. 31, 2007, NOVA Chemicals had utilized $156 million of the facilities, of which $50 million was in the form of letters of credit.

Indentures on NOVA Chemicals’ public debt allow for up to 10% of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below $3.5 billion, access to the $350 million revolving credit facility will be reduced proportionately. Effective Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million. The revolving credit facility size remains at $350 million and future consolidated net tangible assets calculations could restore full availability.

The $68 million and the $350 million revolving credit facilities, the total return swap and NOVA Chemicals Accounts Receivable Securitization programs are governed by financial covenants which NOVA Chemicals is required to comply with on a quarterly basis. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1. At Dec. 31, 2008, the Company was in compliance with these financial covenants. NOVA Chemicals has negotiated amendments to these financial covenants that provide relief to give the Company access to its major credit line during the first half of 2009, subject to complying with certain conditions which include amending the Accounts Receivable Securitization programs’ financial covenants to mirror the amended covenants of the revolving credit facilities; securing $100 million in additional financing by Feb. 28, 2009; and securing an additional $100 million by June 1, 2009. The covenants were amended for the quarter ending Mar. 31, 2009 to exclude the quarter ending Dec. 31, 2008, results and include the quarter ending Mar. 31, 2008, results. NOVA Chemicals’ ability to maintain compliance with these financial covenants is dependent on various factors, certain of which are outside the Company’s control. Such factors include future industry and capital market conditions, impacts of planned restructuring activities and results of ongoing negotiations with the Company’s core group of banks and other sources of financing. The Corporation anticipates that further amendments to its debt covenants will be required with an effective date no later than June 30, 2009. These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling twelve-month cash flow and interest coverage ratio limits. If NOVA Chemicals breaches these covenants or other covenants it could result in a default and in the case of the revolving credit facilities, permit the lenders to declare all amounts outstanding to be due and payable and to terminate all commitments to extend further credit.

Refer to Note 23 for amendments to existing credit facilities and new credit facilities secured subsequent to Dec. 31, 2008.

$1.2 billion (2007 – $1.2 billion) in net book value of assets in Canada, including real estate, is pledged as collateral for the $350 million facility. The remaining credit facilities are unsecured.

MEDIUM-TERM NOTES

The notes are unsecured borrowings ranking pari passu with all other unsecured and unsubordinated debt of the Corporation. The $250 million 7.4% notes are due in April 2009 and are redeemable by the Corporation at any time. The Company currently expects that its year-end liquidity position, coupled with core bank support, new sources of financing secured subsequent to year-end (see Note 23) and internal actions taken to conserve cash will put the Company in a position to address this bond maturity.

SERIES A PREFERRED SHARES AND TOTAL RETURN SWAP

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus preferred shares if the market value of such common shares was less than $198 million) on or after Apr. 1, 2001. In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were redesignated as Series A preferred shares. Additionally, the dividend rate was reduced from 2% to 0.5% in December 2005.

Notes to Consolidated Financial Statements	100

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time; however, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap discussed below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares, which was scheduled to terminate on Oct. 31, 2008, but was renegotiated for a one-year period expiring Oct. 31, 2009. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares from Huntsman Corporation for $191 million plus accrued unpaid dividends. NOVA Chemicals subsequently reduced the equity notional amount of the total return swap to $126 million. On settlement of the total return swap at the end of the term, NOVA Chemicals will owe the counterparty the difference between the actual sale price received by the counterparty for the Series A preferred shares and the equity notional amount if the sale price is less that the equity notional amount. In February 2009, the total return swap was amended (see Note 23). Upon termination of the total return swap, NOVA Chemicals expects that it will exercise its right to repurchase the Series A preferred shares for a net price equal to the equity notional amount.

Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of Series A preferred shares upon termination of the swap); and (ii) NOVA Chemicals pays the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

If the average price of the outstanding 6.5% medium-term notes due 2012 decreases by a certain amount at any time, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the average price increases by 5% or more, any excess collateral may be returned to NOVA Chemicals. If the average price decreases by 5% or more, NOVA Chemicals would be required to post additional margin. Cash collateral of $45 million has been provided to the counterparty as of Dec. 31, 2008, and is included in Restricted cash on the Consolidated Balance Sheets. Refer to Note 23 for amendments to the total return swap subsequent to Dec. 31, 2008.

If NOVA Chemicals defaults on other debt of at least $25 million and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the equity notional amount if the sale price is less than the equity notional amount. If the sale price is greater than the equity notional amount, the counterparty would owe NOVA Chemicals the difference between the sale price and the equity notional amount. Subsequent to such termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends. In December 2008, NOVA Chemicals amended the terms of the total return swap to eliminate the stock price trigger by which the counterparty would have had the right to terminate the swap.

The total return swap was scheduled to terminate on Oct. 31, 2008. However, in September 2008, NOVA Chemicals and the counterparty agreed to extend the term until Oct. 31, 2009. Because the term expires within the next 12 months, the Series A preferred shares were classified under Long-term debt due within one year on the Consolidated Balance Sheets presented on page 79 of this Annual Report. Subsequent to year-end, the term of the agreement was further extended (see Note 23).

REPAYMENT REQUIREMENTS

Repayment requirements in respect of long-term debt are as follows:

(millions of dollars)
2009	$380
2010	293
2011	60
2012	404
2013	405
Thereafter	115

$1,657

101	Notes to Consolidated Financial Statements

INTEREST EXPENSE

Year ended December 31 (millions of dollars)	2008	2007	2006
Interest on long-term debt	$125	$142	$146
Interest on bank loans, securitizations and other	43	44	30

	168	186	176
Interest capitalized during plant construction	—	(1)	(3)
Interest income	(12)	(10)	(5)

	$156	$175	$168

9. DEFERRED CREDITS AND LONG-TERM LIABILITIES

December 31 (millions of dollars)	2008	2007
Deferred credits
Deferred income	$22	$21
Deferred gain on sale of investments(1)	29	38
Deferred gain on sale of asset(2)	10	15
Deferred gain on sale of railcars	6	7
Other deferred credits	3	4

	70	85

Long-term liabilities
Pension and post-retirement benefit obligations (Note 16)	87	98
Fair value of commodity-based derivatives(3)	48	—
Notes payable(4)(5)	40	1
Asset retirement obligations (Note 17)	20	23
Restricted stock unit plan obligations (Note 11)	5	19
Other long-term liabilities(4)	32	39

	232	180
	$302	$265

(1)	Represents the long-term portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership. The deferred gain is being recognized in income (loss) on a straight-line basis over the 20-year storage contract entered into immediately following the sale.

(2)	Represents the long-term portion of a deferred gain realized on the sale of an ethylene pipeline system. See Note 6.

(3)	Classified as held-for-trading. See Note 20.

(4)	Classified as other financial liabilities.

(5)	2008 includes $34 million of unsecured notes payable, bearing interest at 4.5% per annum.

10. COMMON SHARES

SHARES RESERVED FOR FUTURE ISSUE

December 31 (number of shares)	2008	2007	2006
Under the employee incentive stock option plan(1)(2)	7,078,735	7,185,096	7,678,352
Under the director compensation plan	47,800	47,800	47,800

	7,126,535	7,232,896	7,726,152

(1)	Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 2,544,533 shares at prices ranging from $25.10 to $58.24 (Canadian dollar TSX pricing) and 1,296,826 shares at prices ranging from $31.05 to $47.00 (US dollar NYSE pricing) per share, with expiration dates between Mar. 4, 2009, and Feb. 7, 2018. A total of 3,237,376 common shares are reserved but unallocated. See Note 11 for further details regarding the plan.

(2)	A total of 13 million common shares was approved by shareholders for issuance under the employee incentive stock option plan. No changes have been made since this approval.

Notes to Consolidated Financial Statements	102

On Feb. 23, 2009, the Company entered into an agreement with International Petroleum Investment Company (IPIC) providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding common shares for cash consideration of U.S.

$6.00	per share (see Note 23).

NET (LOSS) INCOME PER SHARE

The following table outlines the calculation of basic and diluted net (loss) income per common share:

year ended December 31 (millions of dollars, except per share amounts)	2008		2007		2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net (loss) income	$(48)	$(48)	$347	$347	$(703)	$(703)
Weighted-average common shares outstanding	83.1	83.1	82.9	82.9	82.5	82.5
Add effect of dilutive items:(1)
Stock options	—	—	—	0.6	—	—

Weighted average common shares for EPS calculation	83.1	83.1	82.9	83.5	82.5	82.5

Net (loss) income per common share	$(0.57)	$(0.57)	$4.19	$4.16	$(8.52)	$(8.52)

(1)	A total of 4.0 million stock options have been excluded from the computation of diluted earnings per share for the year ended Dec. 31, 2008 (2007 – 1.0 million and 2006 – 2.1 million), as their impact would not be dilutive.

SHAREHOLDER RIGHTS PLAN

In May 1999, NOVA Chemicals’ shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals’ common shares or until a person acquires 20% or more of NOVA Chemicals’ common shares. The rights plan expires in May 2009.

11. STOCK-BASED COMPENSATION

In 2006, the Corporation adopted accounting recommendations related to stock-based awards granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period. Application of this recommendation results in acceleration of the recognition of stock-based compensation expenses (see Note 2).

EMPLOYEE INCENTIVE STOCK OPTION PLAN

The Corporation may grant options to its employees for up to 13 million common shares. During 2005, the Corporation amended its Employee Incentive Stock Option Plan such that options may be granted which are exercisable based on the Corporation’s New York Stock Exchange (NYSE) common share price. Accordingly, the exercise price of an option may equal the closing market price on the Toronto Stock Exchange (TSX) or the NYSE of the Corporation’s common stock on the date of grant. Options may be exercised over a 10-year period, and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

All options granted since Jan. 1, 2002, are accounted for using the fair-value method. The fair value of stock options are expensed over their vesting period and reflected in earnings as the related services are provided, with a corresponding amount recorded to contributed surplus. On exercise of options for common shares, amounts previously recorded to contributed surplus for compensation costs are transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to contributed surplus for compensation costs are transferred to reinvested earnings (deficit). The Corporation uses the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

Options may be settled by issuance of common shares or retired, whereby the option premium (the differential between the market price and the exercise price) is paid in cash. Amounts paid are recorded as a charge to reinvested earnings (deficit), net of related tax benefits. Options also may be settled periodically as

103	Notes to Consolidated Financial Statements

share appreciation rights (SARs), whereby the option premium is settled by issuance of common shares. Options settled by issuance of shares are cancelled, whereas options settled by other means are returned to the unallocated pool of options available for issue.

A summary of the status of the Corporation’s employee incentive stock option plan for options based on TSX pricing, as of Dec. 31, 2008, 2007 and 2006, and changes during the years then ended is presented below:

year ended December 31	2008		2007		2006
	Options	Weighted- Average Exercise Price (Canadian $)	Options	Weighted- Average Exercise Price (Canadian $)	Options	Weighted- Average Exercise Price (Canadian $)
Outstanding at beginning of year	2,826,041	$30.47	4,286,234	$29.48	4,667,898	$28.69
Granted	122,700	$28.21	97,200	$36.69	232,059	$38.11
Exercised – settled in shares	(105,197)	$26.05	(357,683)	$25.25	(129,007)	$23.70
Exercised – retired for cash	(18,921)	$25.57	(670,781)	$29.28	(259,003)	$27.84
Exercised – settled as SARs(1)	(10,594)	$26.35	(507,221)	$28.03	(179,785)	$23.93
Cancelled	(269,496)	$30.60	(21,708)	$43.19	(45,928)	$39.48

Outstanding at end of year	2,544,533	$30.58	2,826,041	$30.47	4,286,234	$29.48

Exercisable at end of year	2,367,886	$30.39	2,640,162	$29.84	4,043,465	$28.83

(1)	In 2008, 1,164 shares were issued to settle options exercised as SARs (2007 – 135,573 and 2006 – 67,366).

The following table summarizes information about employee incentive stock options, based on TSX pricing, outstanding at Dec. 31, 2008:

Range of Exercise Prices (Canadian $)	Number Outstanding	Options Outstanding		Options Exercisable
		Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price (Canadian $)	Number Exercisable	Weighted- Average Exercise Price (Canadian $)
$25.10 – $28.20	1,587,450	2.4	$26.35	1,497,829	$26.23
$31.00 – $58.24	957,083	5.2	$37.60	870,057	$37.55

	2,544,533			2,367,886

A summary of the status of the Corporation’s employee incentive stock option plan, for options based on NYSE pricing, as of Dec. 31, 2008, 2007 and 2006, and changes during the years then ended is presented below:

year ended December 31	2008		2007		2006
	Options	Weighted- Average Exercise Price (U.S. $)	Options	Weighted- Average Exercise Price (U.S. $)	Options	Weighted- Average Exercise Price (U.S. $)

Outstanding at beginning of year	1,228,526	$38.16	1,192,463	$38.60	439,713	$46.78
Granted	97,650	$27.89	76,900	$31.05	775,200	$33.95
Exercised – settled in shares	—	$—	—	$—	—	$—
Exercised – retired for cash	—	$—	(12,011)	$33.57	—	$—
Cancelled	(29,350)	$34.50	(28,826)	$39.25	(22,450)	$38.44

Outstanding at end of year	1,296,826	$37.47	1,228,526	$38.16	1,192,463	$38.60

Exercisable at end of year	1,023,873	$38.87	711,965	$39.60	428,538	$40.63

Notes to Consolidated Financial Statements	104

The following table summarizes information about employee incentive stock options, based on NYSE pricing, outstanding at Dec. 31, 2008:

year ended December 31		Options Outstanding		Options Exercisable
Range of Exercise Prices (U.S. $)	Number Outstanding	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price (U.S. $)	Number Exercisable	Weighted- Average Exercise Price (U.S. $)
$31.05 – $47.00	1,296,826	7.0	$37.47	1,023,873	$38.87

In 2008, 2007 and 2006, the Corporation recognized total compensation cost of $2 million, $2 million and $9 million, respectively, for stock-based employee compensation awards.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

Weighted-Average Assumptions	2008	2007	2006
Expected dividend yield (%)	1.4	1.1	1.1
Expected volatility (%)	32.5	33.6	33.1
Risk-free interest rate (%)	3.0	4.4	4.5
Expected life (years)	4.0	4.0	4.0
Fair value of options granted during the year (U.S. $)	$6.6	$9.3	$10.0

EQUITY APPRECIATION PLAN

The Corporation has an equity appreciation plan in which units are granted to employees. The redemption price of a unit is determined by the closing market price on the NYSE of the Corporation’s common shares on the date of grant. Units may be redeemed for cash over a 10-year period, and generally 25% of the units vest at the grant date with further vesting of 25% in each of the next three years. In accordance with EIC 162 (see Note 2), the stock-based compensation expense is accelerated for units granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period. The value of a unit on the redemption date is the difference between the closing price of the Corporation’s common shares on that date and the redemption price.

At Dec. 31, 2008, there was no mark-to-market value of the vested units as the share price of NOVA Chemicals’ stock at Dec. 31, 2008, fell below the grant price of all outstanding equity appreciation units. At Dec. 31, 2007, the mark-to-market value of the vested units was approximately $27 million. The entire liability was classified as current as of Dec. 31, 2007.

A summary of the status of the Corporation’s equity appreciation plan as of Dec. 31, 2008, 2007 and 2006, and changes during the years then ended is presented below:

year ended December 31	2008		2007		2006
Equity Appreciation Units	Units	Weighted- Average Redemption Price (U.S. $)	Units	Weighted- Average Redemption Price (U.S. $)	Units	Weighted- Average Redemption Price (U.S. $)
Outstanding at beginning of year	2,574,352	$22.08	3,505,591	$21.20	3,618,678	$21.18
Granted	—	$—	—	$—	—	$—
Redeemed	(1,250)	$17.42	(930,514)	$18.78	(109,823)	$20.26
Cancelled	(12,425)	$27.90	(725)	$27.90	(3,264)	$27.90

Outstanding at end of year	2,560,677	$22.05	2,574,352	$22.08	3,505,591	$21.20
Exercisable at end of year	2,560,677	$22.05	2,574,352	$22.08	3,276,259	$20.73

105	Notes to Consolidated Financial Statements

The following table summarizes information about equity appreciation units outstanding at Dec. 31, 2008:

Range of Redemption Prices (U.S. $)	Number Outstanding	Units Outstanding		Units Exercisable
		Weighted- Average Remaining Contractual Life (years)	Weighted- Average Redemption Price (U.S. $)	Number Exercisable	Weighted- Average Redemption Price (U.S. $)
$17.42 – $21.72	1,740,425	2.9	$19.33	1,740,425	$19.33
$23.49 – $30.59	820,252	5.1	$27.82	820,252	$27.82

	2,560,677			2,560,677

RESTRICTED STOCK UNIT PLAN

The Restricted Stock Unit Plan is a phantom stock plan wherein the value of a restricted stock unit (RSU) is determined by the value of the Corporation’s common shares on the vesting date and is paid to employees in cash or open market shares at the Corporation’s discretion. The value of an RSU is determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vest and proceeds are distributed three years from the grant date. The value of any common share dividends declared during the vesting period is credited to each RSU account. The value of the RSUs is expensed over the vesting period and is marked to market. In accordance with EIC 162 (see Note 2), the stock-based compensation expense is accelerated for units granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period.

A summary of the status of the Corporation’s restricted stock unit plan as of Dec. 31, 2008, 2007 and 2006, and changes during the years then ended is presented below:

year ended December 31	2008	2007	2006
Restricted Stock Units	Units	Units	Units
Outstanding at beginning of year	994,980	591,377	417,730
Granted	702,911	554,850	231,470
Dividend equivalents credited	26,504	10,127	6,460
Redeemed	(223,182)	(131,006)	(57,836)
Cancelled	(2,692)	(30,368)	(6,447)

Outstanding at end of year	1,498,521	994,980	591,377

The mark-to-market liability for the RSU plan was $6 million at Dec. 31, 2008 (2007 – $26 million). Of the total liability, $1 million (2007 – $7 million) was classified as current.

In November 2005, NOVA Chemicals entered into forward transactions with the intent to effectively neutralize the mark-to-market impact of the Equity Appreciation Plan and the Restricted Stock Unit Plan. See Note 20.

12. DEFERRED SHARE UNIT PLANS

Under the Corporation’s Deferred Share Unit Plans (DSUP), key employees and non-employee directors may elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSU’s).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSU’s based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of NOVA Chemicals’ common shares for the last five consecutive trading days of the month of December prior to the performance period.

Notes to Consolidated Financial Statements	106

The amount of fees that a non-employee director elects to have participate in the DSUP will be converted to an equivalent number of DSU’s based on the average closing price, on the TSX or NYSE, of NOVA Chemicals’ common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned. The units are redeemable upon retirement, departure or termination from the Corporation (see Note 7).

A summary of the status of the Corporation’s deferred share unit plans as of Dec. 31, 2008, 2007 and 2006, and changes during the years ended on those dates is presented below:

year ended December 31	2008		2007		2006
Employee Deferred Share Units	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)
Outstanding at beginning of year	564,701	$21.42	547,643	$19.90	520,885	$19.18
Earned	12,223	$20.94	179,249	$28.07	26,758	$34.04
Redeemed	—	$—	(162,191)	$23.65	—	$—

Outstanding at end of year	576,924	$4.58	564,701	$21.42	547,643	$19.90

year ended December 31	2008		2007		2006
Non-Employee Directors Deferred Share Units	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)
Outstanding at beginning of year	117,427	$31.73	101,131	$31.35	83,075	$31.01
Earned	48,465	$12.14	18,023	$34.09	18,056	$32.93
Redeemed	—	$—	(1,727)	$33.87	—	$—

Outstanding at end of year	165,892	$4.60	117,427	$31.73	101,131	$31.35

The liability for the DSUP was $3 million at Dec. 31, 2008 (2007 – $22 million). The total liability is classified as current.

13. RESTRUCTURING CHARGES

2008

In 2008, NOVA Chemicals recorded restructuring charges of $37 million before-tax ($33 million after-tax) related to the following:

•	$17 million impairment charge related to certain joint venture and equity investments;

•	$9 million related to costs incurred for capital projects which will not be pursued at this time;

•

$6 million related to restructuring charges related to actions taken to reduce costs, including the elimination of information technology positions in North America, of which $1 million has been paid related to severance costs for employees; and

•

$5 million related to actions taken by the INEOS NOVA joint venture, including severance costs related to reductions at the Bayport facility, of which $1 million has been paid related to severance costs for employees.

107	Notes to Consolidated Financial Statements

2007

In 2007, NOVA Chemicals recorded restructuring charges of $86 million before-tax ($55 million after-tax) related to the following:

•	$7 million associated with the elimination of approximately 90 positions in the U.S. and Europe. As of Dec. 31, 2008, $5 million of the severance costs had been paid to employees.

•

In September 2007, NOVA Chemicals announced that it had acquired the exclusive production rights from Sterling Chemicals’ Texas City, Texas, styrene plant on behalf of the INEOS NOVA joint venture. These rights were assigned to INEOS NOVA on Oct. 1, 2007. In November 2007, Sterling Chemicals announced its plans to permanently shut down the Texas City plant as a result of INEOS NOVA’s nomination of zero production volumes. As a result, NOVA Chemicals recorded a $29 million restructuring charge which represents NOVA Chemicals’ 50% share of the charge. Sterling is responsible for all related plant closure and severance costs.

•

INEOS NOVA announced its plans to shut down the Montréal, Quebec, polystyrene site by the end of 2007. NOVA Chemicals recorded a $3 million charge related to its share of closure and severance costs incurred by the INEOS NOVA joint venture. No asset write-down was necessary as there was no remaining book value for this plant. As of Dec. 31, 2008, substantially all of the severance costs were paid to employees.

•

INEOS NOVA announced that it would cease polystyrene production at its Belpre, Ohio, polystyrene plant and permanently shut down the plant in 2008. As a result, NOVA Chemicals recorded $32 million, its share of the impairment charge, as an increase in accumulated depreciation. In addition to the plant write-down, a $3 million charge was recorded related to NOVA Chemicals’ share of the severance costs associated with the closure of this plant. As of Dec. 31, 2008, $1 million of these closure costs were paid.

•	$3 million of restructuring charges related to additional actions taken in Europe by the INEOS NOVA joint venture. As of Dec. 31, 2008, substantially all of the severance costs were paid.

The remaining $9 million relates to INEOS NOVA and NOVA Chemicals’ other restructuring actions to reduce costs.

2006

In 2006, NOVA Chemicals recorded a restructuring charge of $985 million before-tax ($861 million after-tax) related to the following:

•

The Company recorded an impairment charge of $860 million related to the STYRENIX business unit assets. The STYRENIX business unit included the Styrene Monomer, North American Solid Polystyrene and NOVA Innovene European joint venture segments. The STYRENIX business unit had not been profitable due to poor market conditions, and in recent years leading up to the impairment charge both NOVA Chemicals and the NOVA Innovene joint venture had reduced production capacity through plant closures. In July 2006, NOVA Chemicals announced it would investigate various alternatives for the STYRENIX business unit, including sale, formation of a joint venture with other producers, or spin out. NOVA Chemicals assessed the recoverability of the STYRENIX assets and determined that the carrying value exceeded the estimated future cash flows from these assets. Based on this analysis, the fair market value of these STYRENIX facilities was determined to be $242 million. In October 2007, the STYRENIX business unit assets were contributed to the INEOS NOVA joint venture (see Note 5).

•

NOVA Chemicals restructured its North American operations to better align resources and reduce costs. As a result, the Company recorded a $53 million restructuring charge related to severance, pension and other employee-related costs. Of this amount, $10 million related to one-time pension curtailment and special termination benefits. Of the remaining $43 million, $39 million had been paid as of Dec 31, 2008.

•

NOVA Innovene permanently closed its Carrington, UK, solid polystyrene facility in October 2006. The Company recorded a restructuring charge of $56 million related primarily to non-cash asset write-downs of the plant including $8 million related to total expected severance and other departure costs. As of Dec. 31, 2008, substantially all of the severance and other departure costs were paid.

Notes to Consolidated Financial Statements	108

•

A $15 million charge was recorded related to the accrual of total expected severance costs for the Chesapeake, Virginia, polystyrene plant, which was closed in 2006. As of Dec. 31, 2008, $10 million had been paid to former employees.

•	$1 million of restructuring costs related to actions taken by NOVA Innovene were accrued.

Impairment charges totaling $907 million during 2006 related to non-cash write-downs of plant and equipment were recorded as an increase in accumulated depreciation.

Restructuring activities are a corporate responsibility and are classified accordingly as Corporate in segmented reporting.

14. OTHER (LOSSES) GAINS

year ended December 31 (millions of dollars)	2008		2007		2006
	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax
Gain on sale of Chesapeake(1)	$—	$—	$17	$12	$—	$—
Gain on sale of Cambridge	—	—	1	1	—	—
Other	(2)	(1)	2	1	1	1

	$(2)	$(1)	$20	$14	$1	$1

(1)	The Corporation sold the land and plant facility at Chesapeake, Virginia which had ceased operations in June 2006.

15. INCOME TAXES

Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

(millions of dollars, except as noted)	2008	2007	2006
(Loss) income before income taxes	$(114)	$398	$(847)
Statutory income tax rate	29.50%	32.12%	32.49%

Computed income tax (recovery) expense	$(34)	$128	$(275)
Increase (decrease) in taxes resulting from:
(Higher) lower effective foreign tax rates	(4)	(9)	(37)
Income tax rate adjustments(1)	—	(65)	(60)
Increase in valuation allowance(2)	41	14	226
Permanent difference on foreign exchange gains and losses(3)	(56)	—	—
Reduction in tax reserve(4)	(20)	(13)	—
Other	7	(4)	2

Income tax (recovery) expense	$(66)	$51	$(144)

Current income tax expense	$57	$109	$75
Future income tax recovery	(123)	(58)	(219)

Income tax (recovery) expense	$(66)	$51	$(144)

(1)	In 2007, the Federal Canadian Government (2006 – Alberta and Federal Canadian Governments) enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $65 million (2006 – $60 million). These benefits have been recorded as a reduction of income tax expense.

(2)	The tax benefit of certain costs have not been recorded due to the uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S.

(3)	As a result of the change in functional currency on Oct. 1, 2008 (see Note 20), NOVA Chemicals recorded $111 million of income primarily related to foreign exchange. This amount is not taxable, so income taxes are $25 million lower than would be expected. In addition to this, foreign exchange losses will be recorded for tax purposes that are not recorded for book purposes, resulting in a tax benefit of $31 million.

(4)	NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2007 and 2008 determined that it was over-provided.

109	Notes to Consolidated Financial Statements

The following table outlines the principal temporary differences comprising the future income tax assets:

	2008	2007
Reserves not currently deductible	$66	$—
Other	2	—

Future income tax asset	$68	$—

The following table outlines the principal temporary differences comprising the future income tax liabilities:

(millions of dollars)	2008	2007
Basis difference in plant and equipment	$(504)	$(624)
Unrealized foreign exchange gains	(9)	(61)
Reserves not currently deductible	64	114
Losses available to be carried forward	306	259
Other	57	60
Valuation allowance	(299)	(258)

Future income tax liability	$(385)	$(510)

At Dec. 31, 2008, the Corporation has U.S. Federal net operating loss carryforwards (NOL’s) of $587 million. The U.S. NOL’s will begin to expire in 2021 and fully expire in 2028. In addition, NOVA Chemicals has $271 million of NOL’s in Switzerland, with expiration dates from 2009 to 2014.

The Company’s valuation allowance of $299 million at Dec. 31, 2008, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in the U.S. and Switzerland.

The following table outlines the income tax (recovery) expense arising from Canadian and Foreign operations:

year ended December 31 (millions of dollars)	2008	2007	2006
(Loss) income before income taxes
Canadian	$6	$480	$155
Foreign	(120)	(82)	(1,002)

	$(114)	$398	$(847)

Current income tax expense
Canadian	$55	$105	$71
Foreign	2	4	4

	$57	$109	$75

Future income tax (recovery) expense
Canadian	$(131)	$(28)	$(79)
Foreign	8	(30)	(140)

	$(123)	$(58)	$(219)

Total income tax (recovery) expense	$(66)	$51	$(144)

Notes to Consolidated Financial Statements	110

16. EMPLOYEE FUTURE BENEFITS

PENSION PLANS

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. One plan has provisions whereby the benefits are related to career average salaries. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all significant plans in the United States and Canada was as of Dec. 31, 2007 and Dec. 31, 2006, respectively.

Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration or projected cash flows of the Corporation’s pension liabilities. The plans’ assets consist of publicly traded equity and fixed income securities or units of publicly traded pooled or mutual funds. The Corporation used a measurement date of Dec. 31 for its pension and post-retirement plans.

On Sep. 28, 2007, NOVA Chemicals amended certain U.S. defined benefit plans. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and provided transition relief to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its U.S. defined contribution plans. The defined benefit option of certain Canadian pension plans was closed to new entrants on Jan. 1, 2000.

The transition of certain plans to INEOS NOVA in 2008, the restructuring that occurred in 2007 (see Note 13) and the defined benefit pension plan amendments described above triggered one or more of the following charges (benefits) during 2008 and 2007: a curtailment charge (benefit), a special termination charge and a settlement charge. A curtailment charge (benefit) results from either the termination of employment earlier than previously assumed or the significant reduction in future benefit accruals and requires the immediate recognition of unrecognized amounts that were scheduled to be reflected in future accounting periods. A special termination charge results from the enhancements provided under the voluntary programs (e.g., additional years of age and service). A settlement charge results when the total lump sums paid during a given year exceed a certain threshold. In 2006, the North American restructuring and redesign of certain European plans triggered one or more of the aforementioned charges (benefits). The impact of these charges is reflected in the tables on pages 112 and 113.

Upon commencement of the NOVA Innovene joint venture (subsequently expanded to include North American assets and renamed INEOS NOVA joint venture) in October 2005, the defined benefit pension plans of each pre-joint venture entity were transferred to the NOVA Innovene joint venture with the financial responsibility for pre-close assets and liabilities retained by the pre-joint venture company and the financial responsibility for post-close assets and liabilities assumed by the NOVA Innovene joint venture. There is a specific arrangement to identify and apportion the pre- and post-close assets and liabilities. Therefore, the amounts presented in the defined benefit pension tables represent NOVA Chemicals’ assets and obligations, for which it has provided an indemnity, and its share of the post-close assets and obligations of NOVA Innovene subsequent to Oct. 1, 2005.

111	Notes to Consolidated Financial Statements

The tables below also include NOVA Chemicals’ 50% share of the assets, obligation and expense associated with the plans in the INEOS NOVA joint venture that were contributed by INEOS and NOVA Chemicals effective Apr. 1, 2008.

Pension and post-retirement expense (included in Feedstock and operating costs and Selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	Pension Plans			Post-Retirement Plans
year ended December 31 (millions of dollars)	2008	2007	2006	2008	2007	2006
Current service cost	$21	$25	$27	$1	$2	$2
Interest cost on accrued benefit obligations	48	46	43	5	5	5
Actual loss (return) on plan assets	123	2	(87)	—	—	—
Actuarial (gain) loss on accrued benefit obligations	(127)	5	28	—	—	—

Costs arising in the period	65	78	11	6	7	7
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
(Return) loss on plan assets	(161)	(58)	42	—	—	—
Transitional (asset) obligation	(6)	(6)	(6)	1	1	1
Actuarial loss (gain)	122	4	(18)	1	1	1
Past service and actual plan amendments	—	—	—	(1)	(1)	(1)

Net defined benefit cost recognized	20	18	29	7	8	8

Curtailment / special termination (credit) charge	—	(4)	9	—	—	5
Settlement charge	1	—	3	—	—	—

Total benefit cost recognized	$21	$14	$41	$7	$8	$13

Notes to Consolidated Financial Statements	112

The status of all significant defined benefit pension and post-retirement plans is as follows:

	Pension Plans		Post-Retirement Plans
year ended December 31 (millions of dollars, except as noted)	2008	2007	2008	2007
Change in benefit obligations
Benefit obligation at beginning of year	$950	$821	$90	$83
Current service cost	21	25	1	2
Interest cost	48	46	5	5
Experience (gain) loss	(115)	14	(6)	7
Plan amendments	—	—	—	(10)
Curtailment/special (benefits) charges	—	(20)	—	1
Settlement gain	(9)	(3)	—	—
Employee contributions	3	4	2	—
Acquisition/divestiture	—	1	—	—
Benefits paid	(45)	(57)	(6)	(5)
Transfer from settlement of past claim	—	—	7	—
NOVA Chemicals’ share of obligations transferred to INEOS NOVA JV	(9)	—	1	—
Foreign currency exchange rate (gain) loss	(136)	119	(9)	7

Benefit obligation at end of year	$708	$950	$85	$90

Change in plan assets
Fair value of plan assets at beginning of year	$784	$685	$—	$—
Actual loss on plan assets	(123)	(2)	—	—
Employer and employee contributions	43	58	6	5
Settlement loss	(9)	(3)	—	—
Acquisition/divestiture	—	1	—	—
Benefits paid	(45)	(57)	(6)	(5)
NOVA Chemicals’ share of assets transferred to INEOS NOVA JV	(9)	—	—	—
Foreign currency exchange rate (loss) gain	(114)	102	—	—

Fair value of plan assets at end of year	$527	$784	$—	$—

Funded status
Plan assets in deficiency of benefit obligation	$(181)	$(166)	$(85)	$(90)
Unrecognized net transitional (asset) obligation	(26)	(39)	6	9
Unrecognized prior service cost	(5)	(6)	(15)	(17)
Unrecognized net actuarial loss	235	229	20	30

Net amounts recognized in consolidated balance sheets	$23	$18	$(74)	$(68)

Weighted-average assumptions used to determine end of year obligations	2008	2007	2008	2007
Discount rate	6.4%	5.4%	6.6%	5.8%
Assumed long-term rate of return on plan assets(1)	7.5%	7.5%	—	—
Rate of increase in future compensation	3.9%	3.9%	—	—
Long-term health care inflation(2)	—	—	5.0%	5.0%

(1)	NOVA Chemicals establishes an appropriate long-term rate of return for each plan’s assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

(2)	Ultimate trend rate, expected to be achieved by 2013 for Canadian plans and 2014 for U.S. plans. The assumed health care cost trend rate used to measure the 2008 expected cost of benefits covered by the plans is 8% on average.

113	Notes to Consolidated Financial Statements

The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. The accrued benefit obligations and fair value of assets for NOVA Chemicals’ pension plans in which the accrued benefit obligations exceed the fair value of plan assets, as of each year end, are shown below:

(millions of dollars)	Accrued Benefit Obligation	Fair Value of Assets
December 31, 2008	$683	$500
December 31, 2007	$901	$727

Expected benefit payments for the defined benefit pension plans and the post-retirement plans are as follows:

(millions of dollars)	Pension Plans	Post- Retirement Plans
2009	$82	$7
2010	$38	$7
2011	$41	$8
2012	$44	$8
2013	$47	$8
Five Years Thereafter	$295	$43

POST EMPLOYMENT BENEFITS

NOVA Chemicals recorded a liability of $5 million in 2008 (2007 and 2006 – $5 million) for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled’s attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal actuarial valuation is performed at least every three years with the most current valuation having been performed as of Dec. 31, 2008.

In 2009, funding for the defined benefit pension plans is expected to range between $40 million and $50 million.

DEFINED BENEFIT PLAN ASSETS

The investment strategy for the defined benefit plans is determined by the trustees for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan; the size of the assets; and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. For the significant plans, asset-liability modeling has been utilized to assist in setting the investment strategy. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

The Canadian and U.S. plans are the most significant to the Corporation with 81% of total pension assets. The asset allocation for these pension plans at the end of 2008 and 2007, and the target allocation for 2009, by asset category, follow. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

NORTH AMERICAN PLANS

Asset Category	Target Allocation	Percentage of Plan Assets
Year ended December 31	2009	2008	2007
Equities	60%	52%	58%
Fixed Income	40%	48%	42%

Total	100%	100%	100%

Notes to Consolidated Financial Statements	114

The investment strategies for the pension plans in Europe (which are sponsored by INEOS NOVA) differ significantly across countries and from the North American plans. The different strategies reflect considerable variations in plan membership, plan liability structure, pension arrangements and plan asset size. Some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by an additional $5 million at Dec. 31, 2008, for Canadian plans and $5 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $4 million and $4 million for the Canadian and U.S. plans, respectively.

DEFINED CONTRIBUTION ARRANGEMENTS

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation’s contribution to these plans was $14 million in 2008 (2007 and 2006 – $8 million). In 2009, NOVA Chemicals expects to fund its defined contribution plans by approximately $10 million.

17. ASSET RETIREMENT OBLIGATIONS

The Corporation’s asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 25 to 40 years is between $225 million and $250 million. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 10.5% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $20 million at Dec. 31, 2008, will increase, or accrete, each year over the lives of active plants until it equals the $225 million to $250 million expected to be incurred on closure of the plants.

year ended December 31	2008	2007
Beginning of year	$23	$20
Obligations contributed to INEOS NOVA joint venture	—	(3)
Decrease in obligation as a result of decline in Canadian dollar	(5)	—
Increase in present value of the obligations (accretion expense)	2	2
Liabilities recorded from INEOS NOVA	—	4

End of year	$20	$23

18. CONTINGENCIES AND COMMITMENTS

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $454 million in total with annual amounts of $51 million in 2009, $48 million in 2010, $42 million in 2011, $39 million in 2012, $36 million in 2013, and $238 million thereafter. Rental expense under operating leases was $54 million in 2008 (2007 – $61 million and 2006 – $62 million).

The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are

115	Notes to Consolidated Financial Statements

approximately $6,724 million in total with annual amounts of $1,757 million in 2009, $797 million in 2010, $504 million in 2011, $496 million in 2012, $496 million in 2013 and $2,674 million thereafter.

The Corporation is obligated under several long-term ethylene and benzene feedstock supply agreements to supply INEOS NOVA with up to 441 million pounds of ethylene and 60 million gallons of benzene annually. The agreements run through December 2022.

19. SEGMENTED INFORMATION

NOVA Chemicals considers both qualitative and quantitative factors in determining reportable segments. Before applying quantitative analyses, NOVA Chemicals aggregates the business segments with similar economic characteristics and business segments with similarities in each of the following areas: nature of the product and service, nature of the production process, type or class of customer, methods used to distribute the products or provide the services and, if applicable, the nature of the regulatory environment. Based on the aggregation of the operating segments, NOVA Chemicals performs quantitative tests based on revenue, profit and loss and assets.

In 2007, NOVA Chemicals reviewed its reportable business segments as a result of the commencement of the expansion of its then existing European joint venture with INEOS to include the North American STYRENIX assets (see Note 5). Based on results of the quantitative and qualitative analyses performed, NOVA Chemicals reduced the number of reportable segments from seven to five. NOVA Chemicals has collapsed the former STYRENIX segments (styrene monomer, North American polystyrene and European joint venture) into one segment to reflect the way in which the chief operating decision maker receives information to allocate resources and assess performance prospectively. This change does not impact the operation of the business units or the previously reported financial position, results of operations or cash flows. Prior periods have been restated accordingly.

(1) JOFFRE OLEFINS

Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons and hydrogen.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to third-parties who use ethylene to produce polyethylene and other products.

(2) CORUNNA OLEFINS

Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.

(3) POLYETHYLENE

Products: LLDPE, LDPE, HDPE and Advanced SCLAIRTECH (AST) PE.

Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles and toys. Industrial applications include storage drums, industrial wrap, retail packaging and building products.

(4) PERFORMANCE STYRENICS

Products: EPS and Styrenic Performance Polymers, as well as downstream business ventures. None of these products exceed the quantitative threshold for separate reportable segments.

Notes to Consolidated Financial Statements	116

Applications: EPS is sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry. Customers for Styrenic Performance Polymers make protective packaging, automotive interiors, food packaging, consumer goods, appliances and components for the construction industry.

(5) INEOS NOVA JOINT VENTURE

Products: Styrene, North American SPS, European EPS and SPS, ZYLAR® and NAS® resins.

Applications: Styrene is used internally by INEOS NOVA to produce styrenic polymers or sold to customers who use styrene to produce styrenic polymers and other products such as synthetic rubber and unsaturated polyesters. SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances and construction components. EPS is sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry. ZYLAR and NAS are high-clarity styrene acrylic co-polymers and blends or alloys thereof with added strength. They are used in medical applications, clear household appliance applications and computer housings.

CORPORATE

Corporate includes all stock-based compensation and profit sharing costs, all unrealized gains and losses on the stock-based forward transaction and mark-to-market feedstock derivatives and all restructuring and corporate operating costs. Beginning in the first quarter of 2007, NOVA Chemicals ceased allocating interest, income taxes or corporate operating costs to the business segments. Prior periods have been revised to reflect this change. Operating costs include corporate depreciation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2.

Segment performance is evaluated based on adjusted EBITDA, a measure of profit or loss. In 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated to reflect this change.

NOVA Chemicals accounts for intersegment sales and transfers as if the sales or transfers were to third-parties, that is, at current market price.

The following tables provide information for each segment:

REVENUE FROM EXTERNAL CUSTOMERS(1)

	2008	2007	2006
Joffre Olefins	$1,104	$970	$881
Corunna Olefins	1,680	1,334	1,245
Polyethylene	2,373	2,016	1,917
Performance Styrenics	401	402	375
INEOS NOVA Joint Venture	1,872	2,080	2,163
Eliminations	(64)	(70)	(62)

Total revenue from external customers	$7,366	$6,732	$6,519

(1)	Third-party.

INTERCOMPANY AND AFFILIATE REVENUE

	2008	2007	2006
Joffre Olefins	$1,055	$833	$863
Corunna Olefins	857	741	752
Polyethylene	10	6	5
Performance Styrenics	32	10	10
INEOS NOVA Joint Venture	70	12	23
Eliminations	(2,024)	(1,602)	(1,653)

Total intercompany and affiliate revenue	$—	$—	$—

117	Notes to Consolidated Financial Statements

TOTAL REVENUE(1)

	2008	2007	2006
Joffre Olefins	$2,159	$1,803	$1,744
Corunna Olefins	2,537	2,075	1,997
Polyethylene	2,383	2,022	1,922
Performance Styrenics	433	412	385
INEOS NOVA Joint Venture	1,942	2,092	2,186
Eliminations	(2,088)	(1,672)	(1,715)

Total revenue	$7,366	$6,732	$6,519

(1)	Before intersegment eliminations.

ADJUSTED EBITDA(1)

	2008	2007	2006
Joffre Olefins	$686	$588	$587
Corunna Olefins	(179)	209	93
Polyethylene	33	196	141
Performance Styrenics	(45)	(5)	(17)
INEOS NOVA Joint Venture	(78)	17	(43)
Corporate	(12)	(123)	(133)
Eliminations	36	(18)	(4)

Total adjusted EBITDA	$441	$864	$624
Restructuring charges	(37)	(86)	(985)
Mark-to-market feedstock derivatives	(87)	21	(20)
Other (losses) gains	(2)	20	1
Interest expense (net)	(156)	(175)	(168)
Depreciation and amortization	(273)	(246)	(299)

Income (loss) before income taxes	$(114)	$398	$(847)

(1)	Net income (loss) before interest expense, income taxes, depreciation and amortization, other gains and losses, mark-to-market feedstock derivatives and restructuring charges.

OPERATING INCOME (LOSS)

	2008	2007	2006
Joffre Olefins	$621	$531	$537
Corunna Olefins	(251)	144	36
Polyethylene	(43)	127	75
Performance Styrenics	(69)	(30)	(29)
INEOS NOVA Joint Venture	(103)	(4)	(149)
Corporate	(147)	(197)	(1,146)
Eliminations	36	(18)	(4)

Total operating income (loss)	$44	$553	$(680)
Interest expense (net)	(156)	(175)	(168)
Other (losses) gains	(2)	20	1
Income tax recovery (expense)	66	(51)	144

Net (loss) income	$(48)	$347	$(703)

Notes to Consolidated Financial Statements	118

DEPRECIATION AND AMORTIZATION

	2008	2007	2006
Joffre Olefins	$65	$57	$50
Corunna Olefins	72	65	57
Polyethylene	76	69	66
Performance Styrenics	24	25	12
INEOS NOVA Joint Venture	25	21	106
Corporate	11	9	8

Total depreciation and amortization	$273	$246	$299

CAPITAL EXPENDITURES

	2008	2007	2006
Joffre Olefins	$15	$21	$25
Corunna Olefins	41	62	45
Polyethylene	77	33	23
Performance Styrenics	13	10	81
INEOS NOVA Joint Venture	20	30	24

Total capital expenditures	$166	$156	$198

ASSETS

	2008	2007
Joffre Olefins	$786	$874
Corunna Olefins	1,025	1,395
Polyethylene	944	1,180
Performance Styrenics	303	371
INEOS NOVA Joint Venture	459	689
Corporate	516	378
Eliminations	1	(31)

Total assets	$4,034	$4,856

GEOGRAPHIC INFORMATION

REVENUE FROM EXTERNAL CUSTOMERS(1)

	2008	2007	2006
Canada	$2,617	$2,333	$2,304
United States	3,349	2,896	2,757
Europe and Other	1,400	1,503	1,458

	$7,366	$6,732	$6,519

(1)	Based on location of customer.

ASSETS(1)

	2008	2007
Canada	$2,926	$3,325
United States	767	1,052
Europe and Other	341	479

	$4,034	$4,856

(1)	Based on location of operating facility.

119	Notes to Consolidated Financial Statements

20. FINANCIAL INSTRUMENTS

CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Carrying amounts and net gains/(losses) of NOVA Chemicals’ financial instruments are classified into the following categories:

December 31, 2008 (millions of dollars)	Carrying amounts 2008	From interest income (expense), net	Impairment charges	Unrealized gain (loss)	Net gain (loss)
Held-for-trading financial assets (Notes 3 and 5)	$74	$1	$—	$—	$1
Held-for-trading financial liabilities (Notes 7 and 9)	$178	(9)	—	(187)	(196)
Loans and receivables (Notes 3 and 5)	$324	4	—	—	4
Available-for-sale securities (Note 5)	$11	—	(5)	1	(4)
Other financial liabilities (Notes 7, 8 and 9)	$2,306	(141)	—	—	(141)

		$(145)	$(5)	$(186)	$(336)

December 31, 2007 (millions of dollars)	Carrying amounts 2007	From interest income (expense), net	Unrealized gain (loss)	Net gain (loss)
Held-for-trading financial assets (Notes 3 and 5)	$140	$8	$19	$27
Held-for-trading financial liabilities (Notes 7 and 9)	$20	(10)	18	8
Loans and receivables (Notes 2, 3 and 5)	$603	2	—	2
Available-for-sale securities (Notes 2 and 5)	$15	—	(1)	(1)
Other financial liabilities (Notes 2. 7, 8 and 9)	$2,871	(154)	—	(154)

		$(154)	$36	$(118)

FINANCIAL INSTRUMENT FAIR VALUES

Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

The carrying amounts reported on the Consolidated Balance Sheets for Cash and cash equivalents (included in the held-for-trading category), loans and receivables and other financial liabilities (excluding Long-term debt) approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

December 31 (millions of dollars)	Carrying Amount(1)		Estimated Fair Value(2)
	2008	2007	2008	2007
Long-term debt	$1,650	$1,794	$1,032	$1,798

(1)	Includes debt installments due within one year.

(2)	The fair value of long-term debt is based on quoted market prices, where available. The Preferred shares cannot be valued from a market perspective, therefore the value is based on their notional value, less cash collateral posted.

FOREIGN EXCHANGE RISK MANAGEMENT

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations which expose the Company to both translation and transaction effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, all of NOVA Chemicals operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation.

Notes to Consolidated Financial Statements	120

Through Sep. 30, 2008, NOVA Chemicals functional currency was the Canadian dollar which exposed the Corporation to currency risks from its investing, financing and operating activities. The Company has established a policy which provides a framework for foreign currency management, hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company’s foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals’ cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals’ functional currency were generally not hedged; however, the Company may have hedged this risk under certain circumstances.

Foreign currency risks may also result from certain investing activities such as the acquisition and disposal of investments in foreign companies, and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

NOVA Chemicals’ subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. NOVA Chemicals historically has not used currency derivatives to hedge such payments.

At December 31, 2008, NOVA Chemicals had no outstanding foreign currency derivative instruments. At Dec. 31, 2007, NOVA Chemicals had an outstanding foreign currency swap for the purpose of balancing the Company’s cash position. The swap was set up to buy $63 million Canadian dollars (sell $63.6 million U.S. dollars) for value on Dec. 31, 2007, and sell $63 million Canadian dollars (buy $63.6 million U.S. dollars) on Jan. 2, 2008. The fair value of the swap was not material to the Consolidated Financial Statements.

At Dec. 31, 2008 and 2007, INEOS NOVA also had several short-term foreign currency swaps outstanding maturing through Jan. 29, 2009 and Feb. 29, 2008, respectively. NOVA Chemicals’ 50% share of the swaps fair value was not material to the Consolidated Financial Statements.

In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture’s reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposure of all of its businesses and concluded that the currency exposures of its Canadian entities predominately are now U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amounts on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals’ continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

Impacts of the change in functional currency during 2008 are as follows:

CONSOLIDATED STATEMENT OF (LOSS) INCOME
Increase in depreciation and amortization	$(6)
Increase in foreign exchange income	117
Decrease in tax expense	31

$142

121	Notes to Consolidated Financial Statements

Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to the change in functional currency, these transaction gains and losses were recorded in Feedstock and operating cost (2008 – $14 million gain) and Selling, general and administrative expenses (2008 – $23 million gain) in the Consolidated Statements of Income (Loss). After Oct. 1, 2008, NOVA Chemicals presented the impact of the change in functional currency ($117 million gain) on a separate line in the Consolidated Statements of Income (Loss).

NOVA Chemicals’ investing, financing and operating activities continue to be exposed to currency risks which effective Oct. 1, 2008, includes both translation and transaction effects. NOVA Chemicals is currently reviewing the need to amend its foreign exchange policy in order to better manage foreign currency risks in the current economic environment.

As of Dec. 31, 2008, NOVA Chemicals had a net monetary liability position of $857 in non-U.S. dollar currencies. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $7 million after-tax. Any change in the Euro would not be material.

Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency.

STOCK PRICE VOLATILITY RISK MANAGEMENT

In 2005, the Corporation entered into cash-settled share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to its two cash-settled stock-based incentive compensation plans (the restricted stock unit plan and the equity appreciation plan). Compensation costs associated with the plans fluctuate as a result of changes in the market price of the Corporation’s common stock. The Corporation entered into forward transactions for a total of 3,612,100 notional common shares with an average forward price of U.S. $45.66 and an average execution price of $37.56. The forward transactions were to be cash-settled at the end of a three-year term (November 2008), or at any time prior to that date, at the option of the Corporation, based on the difference between the Corporation’s common stock price on the NYSE and the average execution price.

In September 2008, the Company extended the forward transactions to November 2009 at a forward price of $40.17 and an average execution price of $37.56. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 and one of the forward transactions (1,300,000 shares) was settled in January 2009 for $42 million. Interest for the additional one-year term on the remaining forward transaction will be accrued and payable by the Company on settlement. The remaining forward transaction (2,312,100 shares) contains stock price triggers which allow the counterparty to terminate the agreement if NOVA Chemicals stock price is $8 or less for three consecutive trading days commencing on Feb. 1, 2009. This stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009. NOVA Chemicals paid the counterparty $88 million on Feb. 12, 2009. Refer to Note 23.

If the Corporation’s common stock price is in excess of the average execution price, an unrealized gain is recorded and if the Corporation’s common stock price is below the average execution price, an unrealized loss is recorded. Unrealized gains and losses associated with the share forward transactions are recorded as part of Selling, general and administrative expenses, offsetting unrealized losses or gains on the cash-settled stock-based incentive compensation plans. At Dec. 31, 2008, the mark-to-market value of the share forward transactions was an unrealized loss of $118 million (Dec. 31, 2007 – $19 million unrealized loss), resulting in a liability. At Dec. 31, 2008 and 2007, this liability is reported in Accounts payable and accrued liabilities.

The transactions were initially entered into to effectively give NOVA Chemicals the same economic effect as if it had borrowed money, purchased NOVA Chemicals’ common shares and held them as assets. As NOVA Chemicals’ stock price changes, the mark-to-market impact related to the stock-based compensation liability is offset by the mark-to-market impact related to the forward contracts until such time as NOVA Chemicals’ stock price falls below the grant price of the stock-based compensation units. Due to the recent decline in the company’s share price, these forward transactions are no longer an effective economic hedge.

Notes to Consolidated Financial Statements	122

COMMODITY PRICE RISK MANAGEMENT

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company’s hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of NOVA Chemicals’ crude inventory against changes in the market price. At inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. As of Dec. 31, 2008, the Company had no outstanding commodity-based derivatives designated as fair value hedges. Open commodity-based derivatives as of Dec. 31, 2007, used to hedge NOVA Chemicals’ crude inventory value matured in January 2008 and were not material. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period. There was no hedge ineffectiveness recognized in consolidated net income during 2007.

In addition, the Company utilizes options, swaps and futures instruments as economic hedges of commodity price exposures, but either do not meet the hedge accounting criteria of CICA Section 3865 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

At Dec. 31, 2008, 2007 and 2006, there are no outstanding derivative contracts for natural gas or benzene.

The notional volume and fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock that do not qualify for hedge accounting are as follows:

December 31 (millions of dollars unless otherwise indicated)		2008	2007	2006
Notional volume(1)	millions bbls	15.1	13.8	17.8
Weighted-average price per bbl	U.S.	$69.82	$53.40	$52.69
Fair value(2)	U.S.	$(65)	$22	$(2)
Term to maturity	Months	1-48	1-39	1-21

year ending December 31 (millions of dollars unless otherwise indicated)		2008	2007	2006
Unrealized (loss) gain	U.S.	$(87)	$(21)	$20
Realized (loss) gain	U.S.	$(22)	$38	$15

(1)	2008 includes 5.9 million bbls (2007 – 5.5 million) of crude contracts and 9.2 million bbls (2007 – 8.3 million) of LPG contracts.

(2)	Unrealized gain (loss) determined using standard pricing models with market-based inputs, including energy futures price profiles and counterparty price curves.

At Dec. 31, 2007, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock that do qualify for hedge accounting are as follows:

December 31 (millions of dollars unless otherwise indicated)		2007
Notional volume(1)	millions bbls	0.75
Weighted-average price per bbl	U.S.	$92.15
Fair value(2)	U.S.	$(2)
Unrealized (loss) gain	U.S.	$(2)
Term to maturity	Months	1

(1)	2007 includes 0.75 million bbls crude contracts.

(2)	Estimated fair values determined by calculating mark-to-market value of hedge positions using market-based energy futures price profiles and counterparty price curves.

123	Notes to Consolidated Financial Statements

Variable feedstocks are the single largest component of NOVA Chemicals’ costs and account for 70-80% of the total cost of its products. NOVA Chemicals’ primary feedstocks include ethane, propane, butane, crude oil, benzene and natural gas. Feedstock costs heavily influence the price of the Company’s products and recently feedstock cost volatility has led to rapid changes in product prices.

The following table illustrates how changes in various feedstock costs could affect NOVA Chemicals’ after-tax income and other comprehensive income assuming all other factors are held constant. The sensitivity is based on 2008 actual consumption volumes and the periodic effects are determined by relating a reasonably possible change in the risk variables.

year ended December 31, 2008 (millions of dollars)	Increase in After-Tax Income	Increase in Other Comprehensive Income
Decrease in natural gas cost by U.S. 10¢ per mmBTU	$7	$7
Decrease in benzene cost by U.S. 5¢ per gallon	5	5
Decrease in propane cost by U.S. 62¢ per barrel	2	2
Decrease in butane cost by U.S. 76¢ per barrel	4	4
Decrease in crude oil/condensate cost by U.S. $1 per barrel	10	10

INTEREST RATE RISK MANAGEMENT

Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects net income if such debt is measured at fair value. All of NOVA Chemicals fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk.

The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2008 and 2007, the Company had no floating-for-fixed interest rate swaps outstanding. In 2006, the Company had floating-for-fixed interest rate swaps outstanding on $300 million of medium-term notes, which expired upon repayment of the related debt in May 2006.

In prior years, a series of interest rate swaps on $550 million of fixed-rate debt were liquidated, resulting in a before-tax gain of $40 million in total. The gains have been deferred and are being recognized in income (loss) as a reduction of interest expense over the terms of the related debt instruments, of which $300 million matured in 2006 and $250 million matures in 2009. As a result of NOVA Chemicals’ adoption of CICA Section 3865, on Jan. 1, 2007 the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

For the disclosure of market risks, CICA Section 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of Dec. 31, 2008, were used.

Changes in market interest rates would affect interest expense of NOVA Chemicals’ variable rate, long-term debt which is included in the sensitivity analysis calculation.

Notes to Consolidated Financial Statements	124

At Dec. 31, 2008, if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax income and other comprehensive income for the year would have been $5 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.

LIQUIDITY RISK MANAGEMENT

Liquidity risk is the risk that the Company will not have sufficient funds available to meet its liabilities. NOVA Chemicals seeks to maintain liquidity within a targeted range in the form of cash and undrawn revolving credit facilities to position the Company to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of Company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in Company operations and capital requirements to maintain and grow operations. Liquidity total $573 million at Dec. 31, 2008, and $552 at Dec. 31, 2007. NOVA Chemicals primary objective has always been to focus on and monitor liquidity and cash flow. In the past, NOVA Chemicals monitored capital on the basis of the net debt-to-capitalization ratio. This ratio was a financial covenant required to be maintained for two of NOVA Chemicals’ five revolving credit facilities. This requirement was eliminated in March 2008 and was replaced with a net debt-to-cash flow covenant (see Note 8).

NOVA Chemicals’ financial liabilities mature as follows:

	Dec. 31, 2008
(millions of U.S. dollars)	Due within 1 year	Due between 1 year and 5 years	Due after 5 years
Bank loans	$2	$—	$—
Current other liabilities (Note 7)	642	—	—
Commodity-based derivatives (Notes 7 and 9)	12	48	—
Equity derivative (Note 7)	118	—	—
Long-term debt (Note 8)
Revolving credit facilities	—	143	—
Unsecured debentures and notes	—	1,004	100
Medium-term notes	250	—	—
Preferred shares	126	—	—
Other unsecured debt	4	18	12
Interest payments	147	328	94
Other long-term liabilities	—	37	147

	$1,301	$1,578	$353

Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, accounts receivable securitization programs, undrawn revolving credit facilities and internal actions taken to reduce costs and conserve cash. Capital market transactions may also be used in managing the balance between maturing obligations and available liquidity. The Company has amended two revolving credit facilities providing covenant relief through the first half of 2009 subject to complying with certain conditions (see Note 8 and Note 23). The Company’s future liquidity is dependent on these actions and many other factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing (see Note 23).

125	Notes to Consolidated Financial Statements

CREDIT RISK MANAGEMENT

Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes that fair value of contracts with individual counterparties which are recorded in the Consolidated Financial Statements.

For derivative financial instruments, NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate that any counterparties it currently transacts with will fail to meet their obligations. At Dec. 31, 2008 and Dec. 31, 2007, NOVA Chemicals had no credit exposure for foreign currency, interest rate or share-based instruments. At Dec. 31, 2008, NOVA Chemicals had $1 million credit exposure for commodity-based instruments (Dec. 31, 2007 – $20 million).

In order to manage credit and liquidity risk, NOVA Chemicals invests only in highly rated instruments that have maturities of six months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically NOVA Chemicals invests only in overnight bank term deposits.

Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Concentration of credit risk relates primarily to the Corporation’s receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals monitors receivables based on two such concentrations: North America and Europe. At Dec. 31, 2008, approximately 82% of the Corporation’s receivables were from North American customers and 18% were from customers in Europe. Trade receivables over 30 days were up from 1% at Dec. 31, 2007, to 5% at Dec. 31, 2008 of total trade receivables. NOVA Chemicals does not consider its trade receivables to be impaired. There is no current indication as of Dec. 31, 2008, that the debtors will not meet their obligations, but NOVA Chemicals continues to monitor all trade receivables. Bad debt write-offs during 2008 were also immaterial and in line with prior years’ experience. The Corporation manages its credit risk relating to trade receivables through credit approval and monitoring procedures. NOVA Chemicals establishes and reviews limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low to medium risk are reviewed and approved every twelve months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, NOVA Chemicals may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. High risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on “credit watch” when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer’s financial condition is weakening. If necessary, NOVA Chemicals can utilize credit insurance programs to ensure payment. NOVA Chemicals may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economical risk of selling in a certain country. The most prominent forms of security used by NOVA Chemicals are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At Dec. 31, 2008, NOVA Chemicals held collateral of approximately $10 million in a combination of letters of credit and personal guarantees from various customers.

The maximum exposure to credit risk is represented by the carrying amounts of the financial assets classified as loans and receivables in Note 20.

Notes to Consolidated Financial Statements	126

21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from U.S. GAAP. The effect of these differences on the Corporation’s Consolidated Statements of Net Income (Loss) and Consolidated Balance Sheets are as follows:

year ended December 31 (millions of dollars, except per share amounts)	2008	2007	2006
Net (loss) income in accordance with Canadian GAAP	$(48)	$347	$(703)
Add (deduct) adjustments for:
Start-up costs(1)	5	2	(3)
Derivative instruments and hedging activities(2)	12	(1)	(2)
Inventory costing(3)	—	7	(1)
Stock-based compensation(4)	4	3	(1)
Accounting for uncertainty in income taxes(5)	—	6	—
Restructuring(6)	—	—	11
Other	—	—	1

Net (loss) income in accordance with U.S. GAAP	$(27)	$364	$(698)

(Loss) earnings per share using U.S. GAAP
— Basic	$(0.33)	$4.39	$(8.46)
— Diluted	$(0.33)	$4.36	$(8.46)

Comprehensive (loss) income in accordance with Canadian GAAP	$(196)	$581	$(649)
Add (deduct) adjustments to Canadian GAAP net income (loss) for:
Start-up costs(1)	5	2	(3)
Derivative instruments and hedging activities(2)	12	(1)	(2)
Inventory costing(3)	—	7	(1)
Stock-based compensation(4)	4	3	(1)
Accounting for uncertainty in income taxes(5)	—	6	—
Restructuring(6)	—	—	11
Other	—	—	1
Pension liability adjustments (less tax of $(13), $21 and $(4), respectively)(7)	(34)	(45)	8

Comprehensive income (loss) in accordance with U.S. GAAP	$(209)	$553	$(636)

Accumulated other comprehensive income
Unrealized loss on available-for-sale securities	$—	$(1)	$—
Unrealized gain on translation of self-sustaining foreign operations	464	613	357
Pension liability adjustments(7)	(161)	(127)	(82)

Accumulated other comprehensive income in accordance with U.S. GAAP	$303	$485	$275

December 31 (millions of dollars)	2008	2007(9)
Balance sheet items in accordance with U.S. GAAP(8)
Current assets(3)	$1,044	$1,679
Investment and other assets(1)(7)	164	150
Property, plant, and equipment (net)(1)(6)	2,808	3,047
Current liabilities(2)(5)	(1,163)	(1,440)
Long-term debt(2)	(1,270)	(1,539)
Deferred income taxes(1)(2)(3)(4)(5)(6)(7)	(314)	(409)
Deferred credits and long-term liabilities(2)(4)(5)(6)(7)	(515)	(495)

Common shareholders’ equity(5)(7)	$754	$993

127	Notes to Consolidated Financial Statements

(1)	Start-up Costs. Canadian GAAP provides that when starting up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 5 for information on the Corporation’s start-up costs.

(2)	Derivative Instruments and Hedging Activities. CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP SFAS No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. See Note 2 for further details. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002 continue to be reconciling items between Canadian GAAP and U.S. GAAP. The 2008 U.S GAAP adjustment was a loss of $1 million (2007 – $(1); 2006 – $(2)). U.S. GAAP SFAS No. 157 establishes a framework for measuring the fair value of financial assets and liabilities. In October 2008, FASB Staff Position No. FAS 157-3 was issued to clarify the application of SFAS No. 157. In particular SFAS 157 requires a company to consider its own credit risk and the credit risk of a counterparty when determining the fair value of a derivative instrument. Canadian Emerging Issues Committe issued EIC-173 in January 2009 which harmonized this aspect of SFAS 157 with Canadian GAAP. Because EIC-173 was not effective for Canadian GAAP until Jan. 12, 2009, and NOVA Chemicals elected not to early adopt this standard, a GAAP difference exists at Dec. 31, 2008. As a result the Company has recognized $18 million in income ($13 million after-tax) during 2008 to properly reflect credit risk valuation adjustments on its mark-to-market feedstock derivatives, as required by SFAS No. 157. For information regarding the Corporation’s use of derivatives and hedging activities under Canadian GAAP, see Note 20.

(3)	Inventory Costing. Prior to Jan. 1, 2008, Canadian GAAP allowed fixed overhead costs associated with production activities to be expensed during the period; whereas, U.S. GAAP requires an allocation of fixed production overhead to inventory. On Jan. 1, 2008, NOVA Chemicals adopted CICA 3031 (see Note 1), which harmonizes Canadian GAAP and U.S. GAAP in accounting for inventories. Therefore, as of Jan. 1, 2008, no further U.S. GAAP difference exists.

(4)	Stock-based compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value-based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked-to-market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Accounting for Share-Based Payment , effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value-based method, such as the Black-Scholes method. The Company has adopted this standard using a modified prospective application. The fair value of awards classified as liability instruments must be remeasured at fair value subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect for the periods prior to Dec. 31, 2005, of $5 million after-tax has been charged to reinvested earnings (deficit) at Jan. 1, 2006.

(5)	Income Taxes. Beginning Jan. 1, 2007, FIN 48, Accounting for Uncertainty in Income Taxes , became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007, at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. During 2007, these differences have reversed and resulted in a $6 million decrease in tax expense for U.S. GAAP purposes. NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2008, determined that it was over-provided. As a result, the FIN 48 liability was reduced to $19 million. It is NOVA Chemicals’ policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Dec. 31, 2008, NOVA Chemicals had approximately $3 million accrued for the payment of interest and penalties.

(6)	Restructuring. Due to differences in the cost basis, under U.S. GAAP, of certain assets for which an impairment charge has been recorded (see Note 13), the resulting charge is lower under U.S. GAAP.

(7)	Pension Liability Adjustment. In 2006, for U.S. GAAP reporting, SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans -an amendment of FASB Statements No. 87, 88, 106, and 132(R) – became effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. At Dec. 31, 2006, the Corporation recognized an additional pension and post-retirement liability of $124 million, resulting in a charge of $82 million (net of tax) to accumulated other comprehensive income. At Dec. 31, 2007, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $66 million, resulting in a charge of $45 million (net of tax) to OCI. At Dec. 31, 2008, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $23 million, resulting in a charge of $34 million (net of tax) to accumulated OCI.

(8)	Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific United States Securities and Exchange Commission exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

(9)	Certain comparative figures have been reclassified to conform with current periods’ presentation.

Notes to Consolidated Financial Statements	128

22. NEW ACCOUNTING PRONOUNCEMENTS

Description	Date of adoption	Impact
Canadian GAAP
CICA 3064, Goodwill and Intangible Assets, will replace CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with International Financial Reporting Standards (IFRS) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Jan. 1, 2009	Currently being evaluated

EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities provides that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after Jan. 12, 2009, the date of issuance of this Abstract. Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged.	Effective for periods ending on or after Jan. 12, 2009	Expected to result in a one-time credit to opening retained earnings on Jan. 12, 2009 of $18 million ($13 million after-tax)

129	Notes to Consolidated Financial Statements

Description	Date of adoption	Impact
CICA Section 1582, Business Combinations harmonizes Canadian standards with IFRS and US GAAP standards. CICA 1582 continues to require the use of the purchase method of accounting (now referred to as the “acquisition method”) and the identification of an acquirer for all business combinations, and would include criteria for recognizing an intangible asset separately from goodwill. This Section establishes principles and requirements for how the acquirer: (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; (2) recognizes and measures the goodwill acquired a business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Early application is permitted. If an entity applies this Section before Jan. 1, 2011, it must also apply Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests, at the same time.	Apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning on or after Jan. 1, 2011.	Currently being evaluated

CICA Section 1601, Consolidated Financial Statements establishes standards for the preparation of consolidated financial statements and specifically discusses consolidation accounting following a business combination that involves a purchase of an equity interest by one company in another. The principles in this Section are also to be used as a general guide in situations involving a combination or consolidation other than through purchase of an equity interest or involving unincorporated businesses. Early adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before Jan. 1, 2011 must also adopt Sections 1582 and 1602.	Interim and annual consolidated financial statements for fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated

CICA Section 1602, Non-controlling Interests establishes standards for accounting for a non-controlling interest (NCI) in a subsidiary in consolidated financial statements subsequent to a business combination. The provisions are consistent with the treatment of a NCI at the date of an acquisition in Section 1582. Key features of Section 1602 include: (1) NCI’s in subsidiaries are presented in the consolidated balance sheet within equity, separate from the parent shareholders’ equity, rather than as liabilities or as “mezzanine” items between liabilities and equity; (2) an entity identifies NCI’s in the net income of consolidated subsidiaries for the reporting period (3) an entity identifies NCI’s in the net assets of consolidated subsidiaries separately from the parent’s ownership interests in them; and (4) any acquisitions or dispositions of NCIs that do not result in a change of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). Early adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before Jan. 1, 2011 must also adopt Sections 1582 and 1601.	Interim and annual consolidated financial statements relating to fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated

Notes to Consolidated Financial Statements	130

Description	Date of adoption	Impact
US GAAP
SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements, which require or permit fair value measurements. Financial Accounting Standards Board (FASB) Staff Position No. FAS 157-2 was issued on Feb. 12, 2008, and delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).	Adopted Jan. 1, 2008 except for nonfinancial assets and liabilities	No material impact expected

SFAS No. 141(R), Business Combinations and SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements. These standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way — as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented.	Fiscal years beginning after Dec. 15, 2008	No material impact; however, these changes may affect potential future business combinations

131	Notes to Consolidated Financial Statements

Description	Date of adoption	Impact
SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS No. 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133; and how such instruments affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format, providing more information about an entity’s liquidity and requires cross referencing within footnotes.	Fiscal years and interim periods beginning after Nov. 15, 2008	No material impact expected

FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. This FSP retains and emphasizes the other-than-temporary impairment assessment guidance and required disclosures in SFAS No. 115, FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, SEC Staff Accounting Bulletin (SAB) Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities, and other related literature. The objective of an other-than-temporary impairment analysis is to determine whether it is probable that the holder will realize some portion of the unrealized loss on an impaired security. U.S. GAAP indicates that the holder may ultimately realize the unrealized loss on the impaired security because, for example, (a) it is probable that the holder will not collect all of the contractual or estimated cash flows, considering both the timing and amount or (b) the holder lacks the intent and ability to hold the security to recovery.	Dec. 31, 2008	No material impact

SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is not expected to change current practice.	60 days following the SEC’s approval of the PCAOB amendments to AU Section 411	No material impact expected

Notes to Consolidated Financial Statements	132

Description	Date of adoption	Impact
SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts — an Interpretation of SFAS No. 60, requires that an insurance company recognize a claim liability prior to an event of default (insured event) where there is evidence that credit deterioration has occurred in an insured financial obligation. This statement also clarifies how SFAS No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. The scope of this statement is limited to financial guarantee insurance (and reinsurance) contract within the scope of SFAS No. 60 and does not apply to such contracts that are derivatives included within the scope of SFAS No. 133.	Jan. 1, 2009	Currently being evaluated

FASB Staff Position (FSP) No. FAS 142-3, Determining the Useful Life of Intangible Assets, amends factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible under SFAS No. 142, Goodwill and Other Intangible Assets. Early adoption is prohibited and this FSP must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to the effective date.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated

EITF 07-1, Accounting for Collaborative Arrangements defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A collaborative arrangement within the scope of this Issue is not primarily conducted through a separate legal entity created for that activity. However, in some situations part of a collaborative arrangement may be conducted in a legal entity for specific activities or for a specific geographic location. The existence of a legal entity for part of an arrangement does not prevent an arrangement from being a collaborative arrangement as defined in this Issue. The part of the arrangement that is conducted in a separate legal entity should be accounted for under ARB 51, Statement 94, Opinion 18, Interpretation 46(R), or other related accounting literature. Participants should evaluate whether an arrangement is a collaborative arrangement at its inception based on the facts and circumstances specific to the arrangement. However, a collaborative arrangement can begin at any point in the life cycle of an endeavor. Participants in a collaborative arrangement shall report costs incurred and revenue generated from transactions with third parties (that is, parties that do not participate in the arrangement) in each entity’s respective income statement pursuant to the guidance in EITF 99-19. An entity should not apply the equity method of accounting under Opinion 18 to activities of collaborative arrangements.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated

133	Notes to Consolidated Financial Statements

Description	Date of adoption	Impact
Emerging Issues Task Force (EITF) Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock, addresses the determination of whether an instrument (or embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS No. 133. This issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative in paragraphs 6-9 of SFAS No. 133 and also applies to any freestanding financial instrument that is potentially settled in an entity’s own stock, regardless of whether the instrument has all the characteristics of a derivative in paragraphs 6-9 of SFAS No. 133, for purposes of determining whether the instrument is within scope of EITF 00-19. EITF 07-5 shall be applied to outstanding instruments as of the beginning of the fiscal year in which the EITF is applied and the cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings. Early adoption is not permitted.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated

EITF 08-3, Accounting by Lessees for Nonrefundable Maintenance Deposits applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. Payments to a lessor that are not substantively and contractually related to maintenance of the leased asset are not within the scope of this Issue. If at lease inception a lessee determines that it is less than probable that the total amount of payments will be returned to the lessee as a reimbursement for maintenance activities, the lessee shall consider that when determining the portion of each payment that is not within the scope of this Issue. Maintenance deposits within the scope of this Issue shall be accounted for as a deposit asset.	Jan. 1, 2009	Currently being evaluated

EITF 08-5, Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement, applies to liabilities issued with an inseparable third-party credit enhancement (for example, debt that is issued with a contractual third-party guarantee) when they are measured or disclosed at fair value on a recurring basis. This Issue does not apply to a credit enhancement provided between a parent and its subsidiary or between corporations under common control. This issue does not apply to the holder of the issuer’s credit enhanced liability. The issuer of a liability with a third-party credit enhancement that is inseparable from the liability shall not include the effect of the credit enhancement in the fair value measurement of the liability. For example, in determining the fair value of debt with a third-party guarantee, the issuer would consider its own credit standing and not that of the third-party guarantor. The proceeds received by the issuer for liabilities within the scope of this Issue represent consideration for both the liability and the credit enhancement purchased on the investor’s behalf. Therefore, the proceeds received from the investor shall be allocated to both the premium for the credit enhancement and to the issued liability.	First reporting period beginning on or after Dec. 15, 2008	Currently being evaluated

Notes to Consolidated Financial Statements	134

Description	Date of adoption	Impact
EITF 08-6, Equity Method Investment Accounting Considerations, clarifies how to account for certain transactions involving equity method investments. This Issue applies to all investments accounted for under the equity method and provides that an entity shall measure its equity method investment initially at cost in accordance with SFAS No. 141(R), paragraphs D3-D7 and contingent consideration should only be included in the initial measurement of the equity method investment if it is required to be recognized by specific authoritative guidance. Also, an equity method investor is required to recognize other-than-temporary impairments of an equity method investment in accordance with paragraph 19(h) of Opinion 18 and shall not separately test an investee’s underlying indefinite-lived intangible asset(s) for impairment. In addition, an equity method investor must account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor shall be recognized in earning, subject to certain exceptions. An investor should continue to apply the guidance in paragraph 19(1) of Opinion 18 upon a change in the investor’s accounting from the equity method to the cost method.	Fiscal years beginning on or after Dec. 15, 2008	Currently being evaluated

EITF 08-7, Accounting for Defensive Intangible Assets, applies to acquired intangible assets in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset), unless the intangible asset must be expensed in accordance with other literature. Defensive intangible assets could include assets that the acquirer will never actively use, as well as assets that will be used by the acquirer during a transition period when the intention of the acquirer is to discontinue the use of those assets. A defensive intangible asset should be accounted for as a separate unit of accounting. It should not be included as part of the cost of the acquirer’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. An entity shall determine a defensive intangible asset’s useful life by estimating the period over which the defensive intangible asset diminishes in fair value. The period over which a defensive intangible asset diminishes in fair value is a proxy for the period over which the reporting entity expects a defensive intangible asset to contribute indirectly to the future cash flows of the entity, in accordance with paragraph 11 of SFAS No. 142. This Issue is effective for intangible assets acquired on or after the first annual reporting period beginning on or after Dec. 15, 2008.	Effective for intangible assets acquired on or after the first annual reporting period beginning on or after Dec. 15, 2008	No material impact; however, these changes may affect potential future intangible assets

135	Notes to Consolidated Financial Statements

Description	Date of adoption	Impact
EITF 08-8, Accounting for an Instrument (or an Embedded Feature with a Settlement Amount that is Based on the Stock of an Entity’s Consolidated Subsidiary, clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock and therefore should not be precluded from qualifying for the first part of the scope exception in SFAS No. 133, paragraph 11(a) or from being within the scope of EIFT 00-19. This Issue applies to instruments (and embedded features) in the consolidated financial statements of the parent, whether those instruments were entered into by the parent or the subsidiary. Freestanding financial instruments (and embedded features) within the scope of this Issue are not precluded from being considered indexed to the entity’s own stock in the consolidated financial statements of the parent, provided the subsidiary is a substantive entity. If not a substantive entity, the instrument or embedded feature would not be considered indexed to the entity’s own stock. The consensus in Issue 07-5 shall be applied when determining whether the financial instrument (or embedded feature) is indexed to the entity’s own stock and shall be considered in conjunction with other applicable GAAP in determining the classification of the instrument. Also, an equity-classified instrument within the scope of this Issue shall be presented as a component of noncontrolling interest in the consolidated financial statements, whether the instrument was entered into by the parent or the subsidiary. However, if an equity-classified instrument within the scope of this Issue was entered into by the parent and expires unexercised, the carrying amount of the instrument would be reclassified from the noncontrolling interest to the controlling interest.	Fiscal years beginning on or after Dec. 15, 2008	Currently being evaluated

Notes to Consolidated Financial Statements	136

23. SUBSEQUENT EVENTS

FORWARD TRANSACTIONS (see Note 20)

The Company had share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to stock-based compensation plans. Prior to Dec. 31, 2008, NOVA Chemicals agreed to terminate one of the forward transactions for 1,300,000 notional common shares. This forward transaction was cash settled for $42 million in January 2009.

The counterparty had the election to settle the remaining forward transaction for 2,312,100 notional common shares if the closing price of NOVA Chemicals’ common shares on any three consecutive trading days commencing Feb. 1, 2009 was U.S. $8 or less. The stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009. NOVA Chemicals paid the counterparty $88 million on Feb. 12, 2009.

TOTAL RETURN SWAP (see Note 8)

The total return swap was amended on Feb. 22, 2009 to extend the termination date through June 30, 2010 and reduce the equity notional amount. Of the $52 million cash collateral posted as of Feb. 22, 2009 ($45 million as of Dec. 31, 2008 plus $7 million provided from Jan. 1, 2009 through Feb. 22, 2009), $51 million was applied to the $126 million equity notional amount to reduce the equity notional amount to $75 million. The remaining $1 million cash collateral was returned to NOVA Chemicals.

CREDIT FACILITIES (see Note 8)

On Jan. 28, 2009, the $68 million facility expiring on Mar. 15, 2009 was reduced to $33 million.

The $33 million facility described above, the $350 million facility expiring June 30, 2010, the total return swap and NOVA Chemicals’ Accounts Receivable Securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling twelve-month basis. At Dec. 31, 2008, the Company was in compliance with these financial covenants. Effective Jan. 28, 2009, NOVA Chemicals amended these financial covenants for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008, results and include the quarter ending Mar. 31, 2008, results. These amendments provide relief to give the Company access to its major credit lines during the first half of 2009, subject to complying with certain conditions subsequent which include the following:

•

amending the Accounts Receivable Securitization programs’ financial covenants to mirror the amended covenants for the revolving credit facilities, which was completed on Feb. 13, 2009 (see Accounts Receivable Securitization Programs below);

•	securing $100 million in additional financing by Feb. 28, 2009, which was completed on Feb. 22, 2009 (see $150 Million Financing below); and

•	securing an additional $100 million by June 1, 2009 of which $50 million was secured as part of the $150 Million Financing.

The Company anticipates that further amendments to its debt covenants will be required with an effective date no later than June 30, 2009. These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling twelve-month cash flow and interest coverage ratio limits.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS (see Note 3)

On Feb. 13, 2009, NOVA Chemicals amended the financial covenants of its U.S. and Canadian Accounts Receivable Securitization programs to mirror the amended covenants for the revolving credit facilities. In addition, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. As of Mar. 5, 2009, $119 million was sold under the programs.

$150 MILLION FINANCING

On Feb. 22, 2009, the Company secured a $150 million revolving credit facility with Export Development Canada (EDC), and a syndicate of three Canadian banks that expires on June 30, 2010. This $150 million exceeds the $100 million of new financing required to be raised by Feb. 28, 2009 as a condition subsequent to the covenant relief referred to above. The $50 million of excess financing may be used toward meeting the additional $100 million of financing required by June 1, 2009 as a condition subsequent of the same covenant relief. This new revolving credit facility is governed by the same quarterly financial covenants as the $33 million and $350 million revolving credit facilities, the total return swap and NOVA Chemicals’ Accounts Receivable Securitization programs.

137	Notes to Consolidated Financial Statements

INTERNATIONAL PETROLEUM INVESTMENT COMPANY (IPIC)

On Feb. 23, 2009, the Company entered into an arrangement agreement (the Arrangement Agreement) with IPIC providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding common shares for cash consideration of U.S. $6.00 per share (Canadian $7.52 per share based on an exchange rate of 1.2541), subject to the satisfaction or waiver of certain conditions discussed below. The acquisition would be implemented by way of court-approved plan of arrangement under the Canada Business Corporations Act (the Arrangement). The actual Canadian equivalent cash consideration per share will vary based on the exchange rate.

The total value of the Arrangement, including assumption of NOVA Chemicals’ net debt obligations, is approximately U.S. $2.3 billion.

In connection with the Arrangement, IPIC provided a $250 million unsecured backstop credit facility (the Backstop Facility) to NOVA Chemicals. The Backstop Facility may only be used as a single draw to assist the Corporation in repaying the $250 million, 7.4% notes due on Apr. 1, 2009. The maximum amount that can be drawn on the Backstop Facility is limited to $250 million less NOVA Chemicals liquidity above $175 million on Apr. 1, 2009. The amount drawn and all related interest and fees will be payable upon expiration of the facility on June 30, 2010. The Backstop Facility is governed by the same quarterly financial covenants as the $33 million and $350 million revolving credit facilities, the total return swap, the new $150 million financing and NOVA Chemicals’ Accounts Receivable Securitization programs. NOVA Chemicals anticipates that further amendments to its debt covenants for all these facilities will be required with an effective date no later than June 30, 2009, as discussed in Credit Facilities above.

The Arrangement will be subject to court and regulatory approval and other conditions, including the approval by holders of at least 66 2/3% of the shares represented in person or by proxy at a special meeting of NOVA Chemicals’ shareholders to be held on Apr. 14, 2009. The completion of the Arrangement would be expected to occur upon receipt of all final regulatory approvals.

The Arrangement is not subject to any financing condition. The Arrangement Agreement provides for a termination fee of $15 million payable by NOVA Chemicals to IPIC in certain circumstances, including where NOVA Chemicals’ Board of Directors changes its support for the Arrangement or NOVA Chemicals terminates the Arrangement Agreement to enter into a transaction agreement with a third party. In certain circumstances where the Arrangement Agreement is terminated, including under any circumstances where NOVA Chemicals’ shareholders do not approve the Arrangement, the Company may be required to reimburse up to a maximum of $3 million of IPIC’s expenses incurred in connection with the Arrangement Agreement. In addition, if the Arrangement Agreement is terminated under certain circumstances, including where NOVA Chemicals’ Board of Directors changes its support for the Arrangement or NOVA Chemicals terminates the Arrangement Agreement to enter into a transaction agreement with a third party, then the Backstop Facility would be terminated and any amounts outstanding thereunder would need to be repaid, including any unpaid interest. In addition, under the Backstop Facility the Company would need to pay an additional termination fee under such circumstances equal to (i) $5 million dollars or (ii) if any amounts are outstanding under the Backstop Facility 2.5% of such amount. NOVA Chemicals has also agreed to pay an upfront fee equal to $7.5 million and a commitment fee of up to approximately $254,000 with respect to the Backstop Facility. The upfront fee and the commitment fee are payable upon the maturity date or other termination of the Backstop Facility.

Terms and conditions of the amended total return swap, amended credit facilities, amended Accounts Receivable Securitization programs, $150 million financing and the Backstop Facility reflect market conditions.

ADDITIONAL FINANCING PLANS

On Feb. 22, 2009, NOVA Chemicals agreed to jointly develop a financing plan with certain of its existing lenders. The plan would only be implemented if the Arrangement (referred to above) or an alternative transaction to acquire NOVA Chemicals was not completed. The Financing Plan would provide for the refinancing of all or part of the Company’s existing debt and the raising of incremental liquidity. Pursuant to the Financing Plan, NOVA Chemicals would issue both debt securities and equity securities or other hybrids in one or more financings or public or private offerings. The Company has agreed with certain of its existing lenders that such issuance of equity or equity-like securities would be intended to raise net proceeds of not less than $300 million.

Notes to Consolidated Financial Statements	138